SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH DECEMBER 07, 2005

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM)	CORPORATION LAW
QUARTERLY INFORMATION
COMMERCIAL,INDUSTRIAL COMPANY AND OTHERS	Period-ended: June 30, 2005

REGISTRATION AT THE CVM DOES NOT REQUIRE ANY EVALUATION OF THE COMPANY, BEING ITS DIRECTORS RESPONSIBLE FOR THE VERACITY OF THIS INFORMATION.

01.01 - IDENTIFICATION

1 - CVM CODE 01768-0	2 - COMPANY NAME BRASIL TELECOM PARTICIPAÇÕES S.A.	3 – CNPJ - TAXPAYER REGISTER 02.570.688/0001-70
4 – NIRE 5.330.000.581-8

01.02 - ADDRESS OF COMPANY HEADQUARTERS

1 - FULL ADDRESS SIA/SUL - ASP – LOTE D - BL B - 1º ANDAR			2 - DISTRICT SIA
3 - ZIP CODE 71215-000	4 - MUNICIPALITY BRASILIA			5 - STATE DF
6 - AREA CODE 061	7 - TELEPHONE NUMBER 3415-1440	8 - TELEPHONE NUMBER 3415-1256	9 - TELEPHONE NUMBER 3415-1119	10 - TELEX -
11 - AREA CODE 61	12 - FAX 3415-1133	13 - FAX 3415-1315	14 - FAX -
15 - E-MAIL ri@brasiltelecom.com.br

01.03 - INVESTOR RELATIONS OFFICER (Address for correspondence to Company)

1 - NAME MARCOS DE MAGALHÃES TOURINHO
2 - FULL ADDRESS SIA/SUL - ASP - LOTE D- BL B – 1º ANDAR			3 - DISTRICT BRASÍLIA
4 - ZIP CODE 71215-000	5 – MUNICIPALITY BRASILIA			6 - STATE DF
7 - AREA CODE 061	8 - TELEPHONE NUMBER 3415-1140	9 - TELEPHONE NUMBER -	10 - TELEPHONE NUMBER -	11 - TELEX -
12 - AREA CODE 061	13 - FAX 3415-1315	14 - FAX -	15 - FAX -
15 - E-MAIL marcos.tourinho@brasiltelecom.com.br0

01.04 - REFERENCE / INDEPENDENT ACCOUNTANT

CURRENT FISCAL YEAR		CURRENT QUARTER			PRIOR QUARTER
1 - BEGINNING	2 - ENDING	3 - QUARTER	4 - BEGINNING	5 - ENDING	6 - QUARTER	7 - BEGINNING	8 - ENDING
01/01/2005	12/31/2005	2	04/01/2005	06/30/2005	1	01/01/2005	03/31/2005
9 - INDEPENDENT ACCOUNTANT KPMG AUDITORES INDEPENDENTES					10 - CVM CODE 00418-9
11 - NAME TECHNICAL RESPONSIBLE MANUEL FERNANDES RODRIGUES DE SOUSA					12 - CPF – TAXPAYER REGISTER 783.840.017-15

01.05 - COMPOSITION OF ISSUED CAPITAL

1 - QUANTITY OF SHARES (IN THOUSAND)	2 - CURRENT QUARTER 06/30/2005	3 - PRIOR QUARTER 03/31/2005	4 - SAME QUARTER OF PRIOR YEAR 06/30/2004
ISSUED CAPITAL
1 - COMMON	134,031,688	134,031,688	134,031,688
2 - PREFERRED	229,937,526	229,937,526	226,007,753
3 - TOTAL	363,969,214	363,969,214	360,039,441
TREASURY SHARES
4 - COMMON	1,480,800	1,480,800	1,480,800
5 - PREFERRED	0	0	0
6 - TOTAL	1,480,800	1,480,800	1,480,800

01.06 - COMPANY’S CHARACTERISTICS

1 - TYPE OF COMPANY INDUSTRIAL, COMMERCIAL COMPANIES AND OTHERS
2 – SITUATION OPERATING
3 - TYPE OF CONTROLLING INTEREST NATIONAL HOLDING
4 - ACTIVITY CODE 113 – TELECOMMUNICATION
5 - MAIN ACTIVITY PROVIDING SWITCHED FIXED TELEPHONE SERVICE (STFC)
6 - TYPE OF CONSOLIDATED TOTAL
7 - TYPE OF ACCOUNTANTS REPORT UNQUALIFIED

01.07 - SUBSIDIARIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENT

1 - ITEM	2 – CNPJ - TAXPAYERS REGISTER	3 - NAME

01.08 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - DIVIDEND	5 - BEGINNING PAYMENT	6 - TYPE OF SHARE	7 - VALUE OF THE DIVIDEND PER SHARE
01	RCA	04/20/2005	Interest on Shareholders’ Equity	05/16/2005	Common	0.0005079059
02	RCA	04/20/2005	Interest on Shareholders’ Equity	05/16/2005	Preferred	0.0005079059
03	AGO	04/29/2005	Dividend	05/16/2005	Common	0.0001206523
04	AGO	04/29/2005	Dividend	05/16/2005	Preferred	0.0001206523
05	AGO	04/29/2005	Dividend	05/23/2005	Common	0.0008276127
06	AGO	04/29/2005	Dividend	05/23/2005	Preferred	0.0008276127

01.09 - ISSUED CAPITAL AND CHANGES IN CURRENT YEAR

1 - ITEM	2 – DATE OF CHANGE	3 - CAPITAL STOCK (In R$ thousands)	4 - VALUE OF CHANGE (In R$ thousands)	5 - ORIGIN OF ALTERATION	6 - QUANTITY OF ISSUED SHARES (In R$ thousands)	7 – SHARE PRICE ON ISSUANCE DATE (In R$)
01	03/29/2005	2,596,272	28,032	Capital Reserve	3,929,773	0.0182600000

01.10 - INVESTOR RELATIONS OFFICER

1 - DATE 07/29/2005	2 - SIGNATURE

02.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 – 06/30/2005	4 – 03/31/2005
1	TOTAL ASSETS	6,349,724	6,784,879
1.01	CURRENT ASSETS	681,858	1,012,411
1.01.01	CASH AND CASH EQUIVALENTS	595,594	949,135
1.01.02	CREDITS	0	0
1.01.03	INVENTORIES	0	0
1.01.04	OTHER	86,264	63,276
1.01.04.01	DEFERRED AND RECOVERABLE TAXES	78,081	56,089
1.01.04.02	RECEIVABLES DIVIDENDS	0	0
1.01.04.03	OTHER ASSETS	8,183	7,187
1.02	LONG-TERM ASSETS	1,429,523	1,404,406
1.02.01	OTHER CREDITS	0	0
1.02.02	INTERCOMPANY RECEIVABLES	1,040,342	1,005,801
1.02.02.01	FROM ASSOCIATED COMPANIES	0	0
1.02.02.02	FROM SUBSIDIARIES	1,040,342	1,005,801
1.02.02.02.01	LOANS AND FINANCING	1,040,342	1,005,801
1.02.02.02.02	ADVANCES FOR FUTURE CAPITAL INCREASE	0	0
1.02.02.03	FROM OTHER RELATED PARTIES	0	0
1.02.03	OTHER	389,181	398,605
1.02.03.01	LOANS AND FINANCING	106,320	116,200
1.02.03.02	DEFERRED AND RECOVERABLE TAXES	266,525	280,585
1.02.03.03	INCOME SECURITIES	0	0
1.02.03.04	JUDICIAL DEPOSITS	15,271	163
1.02.03.05	INVENTORIES	0	0
1.02.03.06	OTHER ASSETS	1,065	1,657
1.03	PERMANENT ASSETS	4,238,343	4,368,062
1.03.01	INVESTMENTS	4,236,995	4,366,730
1.03.01.01	ASSOCIATED COMPANIES	0	0
1.03.01.02	SUBSIDIARIES	4,228,944	4,358,200
1.03.01.03	OTHER INVESTMENTS	8,051	8,530
1.03.02	PROPERTY, PLANT AND EQUIPMENT	1,274	1,251
1.03.03	DEFERRED CHARGES	74	81

02.02 - BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 – 06/30/2005	4 – 03/31/2005
2	TOTAL LIABILITIES	6,349,724	6,784,879
2.01	CURRENT LIABILITIES	298,431	307,152
2.01.01	LOANS AND FINANCING	92	161
2.01.02	DEBENTURES	217,056	203,811
2.01.03	SUPPLIERS	493	365
2.01.04	TAXES, DUTIES AND CONTRIBUTIONS	28,631	26,473
2.01.04.01	INDIRECT TAXES	2,814	3,328
2.01.04.02	TAXES ON INCOME	25,817	23,145
2.01.05	DIVIDENDS PAYABLE	50,206	71,638
2.01.06	PROVISIONS	0	0
2.01.07	RELATED PARTY DEBTS	0	0
2.01.08	OTHER	1,953	4,704
2.01.08.01	PAYROLL AND SOCIAL CHARGES	513	1,594
2.01.08.02	CONSIGNMENTS IN FAVOR OF THIRD PARTIES	113	111
2.01.08.03	EMPLOYEE PROFIT SHARING	1,322	2,252
2.01.08.04	OTHER LIABILITIES	5	747
2.02	LONG-TERM LIABILITIES	308,591	297,455
2.02.01	LOANS AND FINANCING	138	196
2.02.02	DEBENTURES	263,764	261,456
2.02.03	PROVISIONS	4,057	3,900
2.02.03.1	PROVISIONS FOR CONTINGENCIES	4,057	3,900
2.02.04	RELATED PARTY DEBTS	0	0
2.02.05	OTHER	40,632	31,903
2.02.05.01	PAYROLL AND SOCIAL CHARGES	0	0
2.02.05.02	SUPPLIERS	0	0
2.02.05.03	INDIRECT TAXES	14,924	0
2.02.05.04	TAXES ON INCOME	25,708	31,903
2.03	DEFERRED INCOME	0	0
2.05	SHAREHOLDERS’ EQUITY	5,742,702	6,180,272
2.05.01	CAPITAL	2,596,272	2,596,272
2.05.02	CAPITAL RESERVES	309,178	309,178
2.05.03	REVALUATION RESERVES	0	0
2.05.03.01	COMPANY ASSETS	0	0
2.05.03.02	SUBSIDIARIES/ASSOCIATED COMPANIES	0	0
2.05.04	PROFIT RESERVES	879,550	879,550
2.05.04.01	LEGAL	208,487	208,487
2.05.04.02	STATUTORY	0	0
2.05.04.03	CONTINGENCIES	0	0
2.05.04.04	REALIZABLE PROFITS RESERVES	671,063	671,063
2.05.04.05	PROFIT RETENTION	0	0

02.02 - BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 – 06/30/2005	4 – 03/31/2005
2.05.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	0	0
2.05.04.07	OTHER PROFIT RESERVES	0	0
2.05.05	RETAINED EARNINGS	1,957,702	2,395,272

03.01 - STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1 - CODE	2 – DESCRIPTION	3 – 04/01/2005 TO 06/30/2005	4 - 01/01/2005 TO 06/30/2005	5 - 04/01/2004 TO 06/30/2004	6 - 01/01/2004 TO 06/30/2004
3.01	GROSS REVENUE FROM SALES AND SERVICES	0	0	0	0
3.02	DEDUCTIONS FROM GROSS REVENUE	0	0	0	0
3.03	NET REVENUE FROM SALES AND SERVICES	0	0	0	0
3.04	COST OF SALES	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING INCOME/EXPENSES	(150,778)	(86,341)	74,735	126,360
3.06.01	SELLING EXPENSES	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(6,240)	(13,283)	(3,003)	(8,623)
3.06.03	FINANCIAL	(176,560)	(105,489)	53,206	25,095
3.06.03.01	FINANCIAL INCOME	90,963	180,975	83,000	164,531
3.06.03.02	FINANCIAL EXPENSES	(267,523)	(286,464)	(29,794)	(139,436)
3.06.04	OTHER OPERATING INCOME	1,055	2,053	3,034	3,167
3.06.05	OTHER OPERATING EXPENSES	(860)	(2,007)	(572)	(3,189)
3.06.06	EQUITY GAIN (LOSS)	31,827	32,385	22,070	109,910
3.07	OPERATING INCOME	(150,778)	(86,341)	74,735	126,360
3.08	NON-OPERATING INCOME	273	1,976	3,865	(7,420)
3.08.01	REVENUES	295	1,998	0	0
3.08.02	EXPENSES	(22)	(22)	3,865	(7,420)
3.09	INCOME (LOSS) BEFORE TAXES AND MINORITY INTERESTS	(150,505)	(84,365)	78,600	118,940
3.10	PROVISION FOR INCOME AND SOCIAL CONTRIBUTION TAXES	6,982	(14,943)	(17,763)	(58,880)
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	STATUTORY INTERESTS/ CONTRIBUTIONS	0	0	(2,061)	(2,809)
3.12.01	INTERESTS	0	0	(2,061)	(2,809)

03.01 - QUARTERLY STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1 - CODE	2 – DESCRIPTION	3 – 04/01/2005 TO 06/30/2005	4 - 01/01/2005 TO 06/30/2005	5 - 04/01/2004 TO 06/30/2004	6 - 01/01/2004 TO 06/30/2004
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON SHAREHOLDERS’ EQUITY	216,600	216,600	0	75,000
3.15	INCOME/LOSS FOR THE PERIOD	73,077	117,292	58,776	132,251
	NUMBER OF SHARES, EX-TREASURY (THOUSAND)	362,488,414	362,488,414	358,558,641	358,558,641
	EARNINGS PER SHARE	0.00020	0.00032	0.00016	0.00037
	LOSS PER SHARE

04.01-NOTES TO THE QUARTERLY REPORT

NOTES TO THE FINANCIAL STATEMENTS

Quarter ended June 30, 2005

(In thousands of Reais)

1. OPERATIONS

Brasil Telecom Participações S.A. (“Company”) is a joint-stock publicly-held company, established in accordance with Article 189 of Law 9472/97 - General Telecommunications Law, as part of the TELEBRÁS spin-off process. The spin-off protocol and justification was approved in the Shareholders’ Meeting of May 22, 1998.

The Company has as corporate purpose to exercise the control of explored companies of fixed telephony public services in the Region II of the General Concession Plan (“PGO”) approved by the Decree 2,534, as of April 2, 1998. This control is exercised by means of Brasil Telecom S.A., which is a concessionary responsible for the Switched Fixed Telephone Service (“STFC”) in the Region II of the PGO. Additionally, the Company may take part in the capital of other companies.

The Company is registered with the Brazilian Securities Commission (CVM) and the Securities and Exchange Commission (SEC) in the USA, and its shares are traded on the Brazilian Stock Exchange (BOVESPA), also composing Corporate Governance Level 1 and trades its ADRs on the New York Stock Exchange (NYSE).

The Company’s control is exercised by SOLPART Participações S.A. (“SOLPART”), corresponding, on the balance sheet date, to 51.00% of the voting capital and 18.78% of the total capital.

Direct subsidiaries

a. Brasil Telecom S.A.

Brasil Telecom S.A. is a concessionary responsible for the Switched Fixed Telephone Service (STFC) in Region II of the General Concessions Plan, covering the Brazilian states of Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás, Paraná, Santa Catarina and Rio Grande do Sul and the Federal District. The Company has rendered STFC (local and long distance calls) since July 1998 in an area of 2,859,375 square kilometers, which corresponds to 34% of the Brazilian territory.

With the recognition of the prior fulfillment in advance of the obligations for universalization stated in the General Plan of Universalization Goals (“PGMU”), required for December 31, 2003, the National Telecommunications Agency - ANATEL, on January 19, 2004, issued for Brasil Telecom S.A. authorizations to exploit STFC in the following service modalities: (i) Local and Domestic Long Distance calls in Regions I and III and Sectors 20, 22 and 25 of Region II of the General Concession Plan (“PGO”); and (ii) International Long Distance calls in Regions I, II of III of PGO. As a result of these authorizations the Company began to exploit the Domestic and International Long Distance services in all regions I, II and III, as from January 22, 2004. In the case of Local Service in the new regions and sectors of the PGO, the service started being offered as from January 19, 2005.

Information related with the quality and universal service targets of the STFC are available to interested parties on ANATEL’s homepage (www.anatel.gov.br).

b. Nova Tarrafa Participações and Nova Tarrafa Inc.

The Company also holds the control of Nova Tarrafa Participações Ltda. (“NTP”) and Nova Tarrafa Inc. (“NTI”). The corporate purpose of these subsidiaries is the stake in the capital of Internet Group (Cayman) Limited (“IG Cayman”), which provides Internet access. On November 24, 2004, the company IG Cayman started taking part in the control of the Company, with the acquisition of stakes by Brasil Telecom Subsea Cable Systems (Bermuda) Ltd., an indirectly controlled company.

The stake of NTP and NTI in IG Cayman on the balance sheet date represented 9.25% and 0.16%, respectively.

Indirect subsidiaries

The subsidiary Brasil Telecom S.A. holds, on the other hand, the control of the following companies:

a. 14 Brasil Telecom Celular S.A.

The 14 Brasil Telecom Celular S.A. (“BrT Celular”) is a wholly owned subsidiary incorporated in December 2002, to provide the Personal Mobile Service (“SMP”), with authorization to attend the same coverage area where the Company operates with STFC. During the fourth quarter of 2004, BrT Celular concluded its implementation process, surpassing the pre-operating stage to the beginning of its commercial operations.

b. BrT Serviços de Internet S.A.

BrT Serviços de Internet S.A. (“BrTI”) is a wholly-owned subsidiary providing internet services and correlated activities, which started its operations at the beginning of 2002.

During the second quarter of 2003, BrTI obtained control of the following companies:

(i) BrT Cabos Submarinos Group

This group of companies operates through a system of submarine fiber optics cables, with connection points in the United States, Bermuda Islands, Venezuela and Brazil, allowing data traffic through packages of integrated services, offered to local and international corporate customers. It is comprised by the following companies:

  Brasil Telecom Cabos Submarinos do Brasil (Holding) Ltda. (“BrT CSH”).
  Brasil Telecom Cabos Submarinos do Brasil Ltda, (“BrT CS Ltda,”): in this partnership BrTI exercises direct control and total control jointly with BrT CSH.
  Brasil Telecom Subsea Cable Systems (Bermudas) Ltd.: company incorporated in the Bermudas, by BrTI, in the second quarter of 2003. This company, on the other hand, holds the total shares of Brasil Telecom of America Inc. and Brasil Telecom de Venezuela, S.A.

In November 2004, Brasil Telecom S.A. started being its parent company, when it paid capital inputs which guaranteed a 74.16% ownership interest. The rest of the ownership interest belongs to BrTI.

IG Companies

BrT SCS Bermuda acquired on November 24, 2004 stakes which grant it the control of the company Internet Group (Cayman) Limited (“IG Cayman”), company incorporated in the Cayman Islands, with a total ownership interest of 63.2% as of March 31. IG Cayman is a holding company which holds, in turn, the control of the companies Internet Group do Brasil Ltda. (“IG Brasil”) and Central de Serviços Internet Ltda. (“CSI”), both established in Brazil.

The beginning of IG Companies’ activities took place in January 2000 and its operation is based on providing dial up access to the Internet, inclusively, its mobile internet portal related to mobile telephony in Brazil. They also render services of value added of broadband access to its portal and web page hosting and other services in the Internet market.

(ii) iBest Group

iBest Companies have their operations concentrated in providing dial up connection to the Internet, sale of advertising space for divulgation in its portal and value-added service with the availability of its Internet access accelerator.

BrTI acquired the iBest Group in June 2003, which is composed of the following companies: (i) iBest Holding Corporation, incorporated in Cayman Islands, and Freelance S.A., established in Brazil.

c. MTH Ventures do Brasil Ltda.

On May 13, 2004, the Company acquired 80.1% of the voting capital of MTH, which in turn, holds 100% of the capital of Brasil Telecom Comunicação Multimídia Ltda. (“BrT Multimídia”), former MetroRED Telecomunicações Ltda, (“MetroRED”).

A BrT Multimídia is service provider for a private telecommunications network through optical fiber digital networks in São Paulo, Rio de Janeiro and Belo Horizonte and long distance network connecting these major metropolitan commercial centers. It also has an Internet Solutions center in São Paulo, which offers co-location, hosting and other value added services.

d. Vant Telecomunicações S.A. (“VANT”):

On May 13, 2004, the Company began to hold the totality of social capital of VANT when it acquired the remaining 80.1% .

VANT is a service provider for corporate network services founded in October 1999. Initially focused on a TCP/IP network, VANT operates throughout Brazil, and is present in the main Brazilian state capitals, offering a portfolio of voice and data products.

e. Other Service Provider Companies

The Company acquired at the end of 2004 the companies Santa Bárbara dos Pampas S.A., Santa Bárbara dos Pinhais S.A., Santa Bárbara do Cerrado S.A. and Santa Bárbara do Pantanal S.A. These companies, which were not operating on the balance sheet date, aim at rendering services in general comprising, among others, the management activities of real states or assets.

2. PRESENTATION OF FINANCIAL STATEMENTS

Preparation Criteria

The financial statements have been prepared in accordance with accounting practices adopted in Brazil, in accordance with Brazilian corporation law, rules of the Brazilian Securities Commission (CVM) and rules applicable to Switched Fixed Telecommunications Services (STFC) concessionaires.

As the Company is registered with the Securities and Exchange Commission (SEC), it is subject to its standards, and should annually prepare financial statements and other information by using criteria that comply with that entity’s requirements. For complying with these requirements and aiming at meeting the market’s information needs, the Company adopts, as a principle, the practice of publishing information in both markets in their respective languages.

The notes to the financial statements are presented in thousands of reais, unless demonstrated otherwise in each note. According to each situation, the notes to the financial statements present information related with the Company and the consolidated financial statements, identified as “PARENT COMPANY” and “CONSOLIDATED”, respectively. When the information is common to both situations, it is indicated as “PARENT COMPANY AND CONSOLIDATED”.

The accounting estimates were based on objective and subjective factors, based on management’s judgment to determine the appropriate amount to be recorded in the financial statements. Significant elements subject to these estimates and assumptions include the residual amount of the fixed assets, provision for doubtful accounts, inventories and deferred income tax assets, provision for contingencies, valuation of derivative instruments, and assets and liabilities related to benefits for employees. The settlement of transactions involving these estimates may result in significant different amounts due to the inherent imprecision of the process of determining these amounts. Management reviews its estimates and assumptions at least quarterly.

Consolidated Financial Statements

The consolidation was made in accordance with CVM Instruction 247/96 and includes the Company and its subsidiaries mentioned in Note 1.

Some of the main consolidation procedures are:

  Elimination of intercompany balances, as well as revenue and expenses of transactions among them;
  Elimination of the investor’s shareholdings, reserves and accumulated results in the investees; and
  Segregation of the portions of shareholders’ equity and result of minority shareholders, indicated in the specific items.

The reconciliation between the Parent Company net income and the consolidated figures is as follows:

	NET INCOME		SHAREHOLDERS’ EQUITY
	06/30/05	06/30/04	06/30/05	03/31/05
PARENT COMPANY	117,292	132,251	5,742,702	6,180,272
Entries recorded directly in the shareholders’ equity of the Subsidiary
Time-Barred Dividends, Donations and Others	(4,905)	(8,582)
Interest capitalized in Subsidiary	1,746	1,746	(5,821)	(6,694)
CONSOLIDATED	114,133	125,415	5,736,881	6,173,578

Statements of Cash Flows

The Company presents as supplemental information, along with note 17, the statement of cash flows, prepared under the indirect method, in accordance with Accounting Rules and Procedures - NPC 20 of the Brazilian Institute of Accountants - IBRACON.

Report per Segment

The Company presents, supplementary to note 41, the report per business segment. A segment is an identifiable component of the company, destined for service rendering (business segment), or provision of products and services which are subject to different risks and compensations different from those other segments.

3. SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

The criteria mentioned in this note refer to the practices adopted by the Company and its subsidiaries which are reflected in the consolidated balance sheet.

a. Cash and Cash Equivalents: Cash equivalents are short-term, high-liquidity investments, with immediate mature. They are recorded at cost, plus income earned to the balance sheet date, not exceeding market value. The investment fund quotas are valued by the quota value on this same date.

b. Trade Accounts Receivable: Receivables from users of telecommunications services are recorded at the amount of the tariff in effect on the date the service is rendered. Unbilled services provided to customers at the balance sheet date are also included in trade accounts receivable. Receivables resulting from sales of cell phones and accessories are recorded by the amount of sales made, at the moment in which the goods are delivered and accepted by the customer. The criterion adopted for making the provision for doubtful accounts takes into account the calculation of the actual percentage losses incurred on each range of accounts receivable. The historic percentages are applied to the current ranges of accounts receivable, also including accounts coming due and the portion yet to be billed, thus composing the amount that could become a future loss, which is recorded as a provision.

c. Inventories: Stated at average acquisition cost, not exceeding replacement cost. Inventories are segregated into inventories for plant expansion, maintenance and also goods inventories for resale, mainly composed by cell phones, accessories and electronic cards - chips. The inventories to be used in expansion are classified in property, plant and equipment (construction in progress), and inventories to be used in maintenance are classified as current and long-term assets, in accordance with the period in which they will be used, and the resale inventories are classified as current assets. Obsolete inventories are recorded as allowance for losses. About cell phones and accessories, the subsidiary BrT Celular records the adjustments for the trading prices held as of the balance sheet date, in the cases in which the acquisitions presented higher values.

Composition of inventories is stated in Note 19.

d. Investments: Investments in subsidiaries are valued using the equity method. Goodwill is calculated based on the expectation of future results and its amortization is based on the expected realization/timing over a forecasted period of not more than ten years. Other investments are recorded at cost less allowance for losses, when applicable. The investments resulting from income tax incentives are recognized at the date of investment, and result in shares of companies with tax incentives or investment fund quotas. In the period between the investment date and receipt of shares or quotas, they remain recognized in long-term assets. The Company adopts the criterion of using the maximum percentage of tax allocation. These investments are periodically valued at cost or market prices, when the latter is lower, and allowances for losses are recorded if required.

e. Property, Plant and Equipment: Stated at cost of acquisition and/or construction, less accumulated depreciation. Financial charges for financing assets and construction in progress are capitalized.

The costs incurred, when they represent improvements (increase in installed capacity or useful life) are capitalized. Maintenance and repair are charged to the profit and losses accounts, on an accrual basis.

Depreciation is calculated under the straight-line method. Depreciation rates used are based on expected useful lives of the assets and in accordance with the standards of the Public Telecommunications Service. The main rates used are set forth in Note 26.

f. Deferred Charges: Segregated between deferred charges on amortization and formation. Their breakdown is shown in Note 27. Amortization is calculated using the straight-line method, for the period of five years, in accordance with the legislation in force. When benefits are not expected from an asset, it is written off against non operating income.

g. Income Tax and Social Contribution on Income: Income tax and social contribution of legal entity are accounted for on an accrual basis. These taxes levied on temporary differences, tax losses and the negative social contribution base are recorded under assets or liabilities, as applicable, according to the assumption of realization or future demand.

h. Loans and Financing: Updated to the balance sheet date for monetary or exchange variations and interest incurred to the balance sheet date. Equal restatement is applied to the guarantee contracts to hedge the debt.

i. Provision for Contingencies: Recognized based on management’s risk assessment and measured based on economic grounds and legal counselors’ opinions on the lawsuits and other contingency factors known as of the balance sheet date. The basis and nature of the provisions are described in Note 7.

j. Revenue Recognition: Revenues from services rendered are accounted for on an accrual basis. Local and long distance calls are charged based on time measurement according to the legislation in force. Revenues from sales of payphone cards (Public Use Telephony - TUP), cell phones and accessories are recorded upon sale. For prepaid services subject to mobile telephony, the revenue is recognized in accordance with the utilization of services. A non-recognized revenue is recognized if there is a significant uncertainty in its realization.

k. Recognition of Expenses: Expenses are recognized on an accrual basis, considering their relation with revenue realization. Expenses related to other periods are deferred.

l. Financial Income (Expense), Net: Financial income comprises interest earned on overdue accounts receivable from services, gains on financial investments and hedges. Financial expenses comprise interest incurred and other charges on loans, financing and other financial transactions.

Interest on Shareholders’ Equity is included in the financial expenses balance; for financial statement presentation purposes, the amounts are reversed to profit and loss accounts and reclassified as a deduction of retained earnings, in the shareholders’ equity.

m. Research and Development: Costs for research and development are recorded as expenses when incurred, except for expenses with projects subject to the generation of future revenue, which are recorded under deferred assets and amortized over a five-year period from the beginning of the operations.

n. Benefits to Employees: Private pension plans and other retirement benefits sponsored by the Company and its subsidiaries for their employees are managed by three Institutions. Contributions are determined on an actuarial basis, when applicable, and accounted for on an accrual basis. As of December 31, 2001, the subsidiary Brasil Telecom S.A. recorded its actuarial deficit on the balance sheet date against shareholders’ equity, net of its tax effects. As from 2002, as new actuarial revaluation show the necessity for adjustments to the provision, they are recognized in the profit and loss accounts.

Complementary information on private pension plans is described in Note 6.

o. Profit Sharing: The provisions for employee and directors’ profit sharing are recognized on an accrual basis. The calculation of the amount, which is paid in the subsequent year after the provision is recognized, is based on the target program established with the labor union, in accordance with Law 10,101/00 and the Company’s bylaws.

p. Earnings per thousand shares: Calculated based on the number of outstanding shares on the balance sheet date, which comprises the total number of shares issued net of treasury stock.

4. RELATED-PARTY TRANSACTIONS

Related party transactions refer to existing operations carried out by the Company with its Brasil Telecom S.A., Nova Tarrafa Participações Ltda. and Nova Tarrafa Inc subsidiaries.

Operations between related parties and the Company are carried out under normal prices and market conditions. The main transactions are:

Brasil Telecom S.A.

Dividends/Interest on Shareholders’ Equity: Out of the Interest on Shareholders’ Equity credited by the Subsidiary for the quarter, the amount of R$161,344 (R$157,283 in the same period in 2004) was destined for the Company.

This amount was fully paid on May 16, 2005, net of the withheld tax installment, so no asset of such nature existed on the balance sheet date.

Loans with Subsidiary: Asset balance arises from the spin-off of Telebrás and is indexed to exchange variation, plus interest of 1.75% per year, amounting to R$62,515 (R$70,606 on March 31, 2005). The financial loss recognized against the income for the quarter, due to the reduction in the exchange rate, was R$7,537 (R$7,275 of financial gain in 2004).

Debentures: On January 27, 2001, the subsidiary issued 1,300 private debentures non-convertible or exchangeable for any type of share, at the unit price of R$1,000, totaling R$1,300,000, for the purpose of financing part of its investment program. All these debentures were acquired by the Company. The nominal value of these debentures will be paid in two installments equivalent to 30% and 40% with maturities on July 27, 2005 and July 27, 2006, respectively. The debenture remuneration is equivalent to 100% of CDI, received semiannually. The balance of this asset is R$977,827 (R$935,195 on March 31, 2005), and the yield recognized in the income statement for the quarter represents R$79,945 (R$98,649 in 2004).

Expenses and Accounts Receivable: arising from transactions related to the use of installations and logistic support. The balance receivable is R$2,149 (R$386 on March 31, 2005) and the amounts recorded in the income statement for the quarter comprise operating expenses of R$1,797 (R$1,407 in 2004).

5. MARKET VALUE OF FINANCIAL ASSETS AND LIABILITIES (FINANCIAL INSTRUMENTS) AND RISK ANALYSIS

The Company and its subsidiary assessed the book value of its assets and liabilities as compared to market or realizable values (fair value), based on information available and valuation methodologies applicable to each case. The interpretation of market data regarding the choice of methodologies requires considerable judgment and determination of estimates to achieve an amount considered adequate for each case. Accordingly, the estimates presented may not necessarily indicate the amounts, which can be obtained in the current market. The use of different assumptions for calculation of market value or fair value may have material effect on the obtained amounts. The selection of assets and liabilities presented in this note was made based on their materiality. Instruments whose values approximates their fair values, and risk assessment is not significant are not mentioned.

In accordance with their natures, the financial instruments may involve known or unknown risks; the potential of such risks is important for the best judgment. Thus, there may be risks with or without guarantees, depending on circumstantial or legal aspects. Among the principal market risk factors which can affect the Company’s and subsidiaries’ business are the following:

a. Credit Risk

The majority of the services provided by the subsidiary Brasil Telecom S.A. are related to the Concession Agreement, and a significant portion of these services is subject to the determination of tariffs by the regulatory agency. The credit policy, in case of telecommunications public services, is subject to legal standards established by the concession authority. The risk exists since the subsidiary may incur losses arising from the difficulty in receiving amounts billed to its customers. In the quarter, the Company’s default was 2.65% of the gross revenue (3.09% in 2004). By means of internal controls, the level of accounts receivable is constantly monitored, thus limiting the risk of past due accounts by cutting the access to the service (out phone traffic) if the bill is overdue for over 30 days. Exceptions are made for telephone services, which should be maintained for national security or defense.

Concerning mobile telephony, credit risk in cell phones sales and in service rendering in the postpaid category postpaid is minimized with the adoption of a credit pre-analysis of eligible customers. Still in relation to postpaid service, whose client base at the end of the quarter was 26.5% (32.1% on March 31, 2005), the receivable accounts are also monitored in order to limit default and to cut the access to the service (out of phone traffic) if the bill is overdue for over fifteen days.

b. Exchange Rate Risk

Assets

The Company has loan agreements in foreign currency, and, therefore, subject to exchange rate fluctuation. The assets exposed to exchange rate risk are as follows:

PARENT COMPANY	CONSOLIDATED
	Book Value		Book Value
	06/30/05	03/31/05	06/30/05	03/31/05
Assets
Loan agreements with subsidiary	62,515	70,606	-	-
Loans and financing	106,320	116,200	106,320	116,200
Total	168,835	186,806	106,320	116,200
Long-term	168,835	186,806	106,320	116,200

The loans receivable in dollars were transferred to the Company at the time of the split off of Telebrás. Due to their original characteristics, no financing is available on the market under similar conditions, which led to the presentation of the book value only.

Liabilities

The Company and the subsidiary Brasil Telecom S.A. has loans and financing contracted in foreign currency. The risk related to these liabilities arises from possible exchange rate fluctuations, which may increase these liabilities balances. Loans subject to this risk represent approximately 25.3% (27.2% on March 31, 2005) of the total liabilities of borrowings and consolidated financing, minus the contracted hedge balances. In order to minimize this kind of risk, the Company enters into exchange hedge agreements with financial institutions. Out of the installment of the debt consolidated in foreign currency, 68.8% is protected against exchange variation. Unrealized positive or negative effects of these operations are recorded in the profit and loss accounts as gain or loss. To the quarter, consolidated net losses totaled R$ 173,719 (net gains of R$ 28,142 in 2004).

Net exposure as per book and market values, at the exchange rate prevailing on the balance sheet date, is as follows:

PARENT COMPANY
	06/30/05		03/31/05
	Book	Market	Book	Market
	Value	Value	Value	Value
Liabilities
Loans and Financing	230	230	357	357
Total	230	230	357	357
Current	92	92	161	161
Long Term	138	138	196	196

CONSOLIDATED
	06/30/05		03/31/05
	Book	Market	Book	Market
	Value	Value	Value	Value
Liabilities
Loans and Financing	1,050,695	1,079,155	1,196,119	1,242,685
Hedge Contracts	236,198	216,161	128,832	97,700
Total	1,286,893	1,295,316	1,324,951	1,340,385
Current	61,658	65,092	52,025	52,413
Long Term	1,225,235	1,230,224	1,272,926	1,287,972

The method used for calculation of market value (fair value) of loans and financing in foreign currency and hedge instruments was future cash flows associated to each contracted instruments, minus the market rates in force on the balance sheet date.

c. Interest Rate Risk

Assets

The private debentures issued by subsidiary Brasil Telecom S.A were fully subscribed by the Company. For the Consolidated there are loans paid by the rates mentioned below, as well as income securities (CDB´s) invested with Banco de Brasília S.A., relating to the guarantee to tax incentive granted by the Federal District Government, whose program is called Program for the Sustainable and Economic Development Promotion of the Federal District – PRO-DF, and the compensation of these securities is equivalent to 95% of the SELIC rate.

PARENT COMPANY	CONSOLIDATED
	Book and Market Value		Book and Market Value
	06/30/05	03/31/05	06/30/05	03/31/05
Assets
Loans (including Debentures)
Debentures subject to CDI	977,827	935,195	-	-
Loans subject to CDI, IGP-M and Column 27 (FGV)	-	-	10,968	10,937
Income Securities:
Subject to the SELIC Rate	-	-	1,684	-
Total	977,827	935,195	12,652	10,937
Current	-	-	2,756	2,683
Long-term	977,827	935,195	9,896	8,254

The book values are equal to market values since the current conditions for contracting this type of financial instrument are similar to those in which they come from or do not have parameters for quotation or contracting.

The sum of the Company’s debentures, loans and financing concentrated in the subsidiary represents 90.7% (89.6% on March 31, 2005) of this type of assets.

Liabilities

In 2000, the Company issued private debentures convertible into preferred shares. This liability was contracted at the interest rate subject to TJLP. The risk subject to this liability arises from possible increase in this rate.

The subsidiary Brasil Telecom S.A. has loans and financing contracted in local currency subject to interest rates subject to indexing units (TJLP, UMBNDES, CDI etc.). The risk inherent in these liabilities arises from possible variations in these rates. The Parent Company has contracted derivative contracts to hedge 35.3% (39.9% on March 31, 2005) of the liabilities subject to the UMBNDES rate, using exchange rate swap contracts. However, the other market rates are continually monitored to evaluate the need to contract derivatives to protect against the risk of volatility of these rates. The Company also issued non-convertible private and public debentures. These liabilities were contracted at interest rates tied to the CDI, and the risk linked with this liability is the result of the possible increase in the rate.

The aforementioned liabilities at the balance sheet date are as follows:

PARENT COMPANY
	06/30/05		03/31/05
	Book Value	Market Value	Book Value	Market Value
Liabilities
Loans subject to TJLP (including Debentures)	480,820	473,788	465,267	457,190
Total	480,820	473,788	465,267	457,190
Current	217,056	213,881	203,811	200,273
Long-term	263,764	259,907	261,456	256,917

CONSOLIDATED
	06/30/05		03/31/05
	Book Value	Market Value	Book Value	Market Value
Liabilities
Loans subject to TJLP (including Debentures)	2,307,361	2,406,054	2,384,938	2,488,283
Loans subject to UMBNDES	219,820	224,116	264,173	269,997
Hedge on loans indexed to UMBNDES	44,193	34,764	35,924	15,483
CDI	546,150	544,300	520,428	516,252
Loans subject to IGPM	11,877	11,877	14,022	14,022
Loans subject to IGP/DI	11,928	11,928	5,657	5,657
Other loans	13,054	13,054	14,359	14,359
Total	3,154,383	3,246,093	3,239,501	3,324,053
Current	848,630	877,950	773,106	793,460
Long-term	2,305,753	2,368,143	2,466,395	2,530,593

Book and market values are equivalent because the current contractual conditions for these types of financial instruments are similar to those in which they were originated or they did not present parameters for quotation or contraction.

d. Risk of Not Linking Monetary Restatement Indexes to Accounts Receivable

Loan and financing rates contracted by subsidiary Brasil Telecom S.A. are not subject to amounts of accounts receivable. Telephony tariff adjustments do not necessarily follow increases in local interest rates which affect the subsidiary’s debts. Consequently, a risk arises from this lack of linking.

e. Contingency Risks

Contingency risks are assessed according to loss hypotheses, as probable, possible or remote. Contingencies considered as probable risk are recorded in liabilities. Details on this risk are presented in Note 7.

f. Risks Related to Investments

The Company has investments, which are valued using the equity method and stated at acquisition cost. Brasil Telecom S.A., the Nova Tarrafa Participações Ltda. and the Nova Tarrafa Inc. are subsidiaries, the investments of which are carried under the equity method.

Investments valued at cost are immaterial in relation to total assets. The risks related to them would not cause significant impacts to the Company’s if losses were to occur on these investments.

In the balance sheet date the investments were represented as follows:

	06/30/05		03/31/05
	Book Value	Market Value	Book Value	Market Value
Investments	4,236,995	5,081,810	4,366,730	4,594,430
Equity in subsidiaries	4,228,944	5,073,759	4,358,200	4,585,900
Listed in Stock Exchange	4,191,217	5,036,032	4,318,973	4,546,673
Not Listed in Stock Exchange	37,727	37,727	39,227	39,227
Other investments	8,051	8,051	8,530	8,530

The investment quoted on the stock exchange refers to the interest in Brasil Telecom S.A., and its market value valued based on the market quotations in trading between minority shareholders.

g. Temporary Cash Investment Risks

The Company has several temporary cash investments in exclusive financial investment funds (FIFs), whose assets are constituted by post-fixed federal securities, pre-fixed and exchange rates indexed to CDI, through the spread of these securities or future contracts indexed to the exchange rate of the Futures and Commodities Exchange - BM&F, federal public securities (NBC-E) referred to commercial dollar variation plus exchange coupon, in own portfolio, guarantee by US Treasury Bonds, in own portfolio of Bank Deposit Certificates (CDB) issued by domestic financial institutions and in own portfolio of Deposit Certificates (CD) issued by foreign financial institutions. Investments in treasury bonds, in the exchange fund and in deposit certificates are subject to exchange rate risk and the investments in CDB are subject to the credit risk of the issuing financial institution. The Company maintains financial investments in the amount of R$ 595,351 (R$ 948,959 on March 31, 2005). Earnings accrued up to the balance sheet date are accountably recognized as financial revenue and represent R$ 74,173 (R$ 39,671 in 2004). The amounts attributed to the consolidated statements are the following: financial investments in the amount of R$ 2,309,905 (R$ 2,731,519 on March 31, 2005) and earnings accrued in the amount of R$ 207,210 (R$ 145,393 in 2004).

h. Risk Related to Rules

New Concession Agreements

On June 20, 2003, ANATEL ratified the Resolution 341, which forecasts new types of concession agreements, in force as from January 1, 2006 up to 2025. The new kind of concession agreement forecasts changes in how tariffs are adjusted, such as the General Price Index – Internal Supply (IGP-DI), would no more be used to set forth the tariff adjustments based on the annual inflation rate. Consequently, the Company’s operations and competitive position can be affected by these changes.

Superposition of Licenses

Since the receipt of the certification of compliance with the 2003 goals by ANATEL, the subsidiary Brasil Telecom S.A. began to render domestic and international fixed telephony services, as well as mobile telephony services, the latter through its subsidiary 14 Brasil Telecom Celular S.A. If Telecom Itália International N.V. (“TII”) acquired a indirect controlling stake in Brasil Telecom S.A., this company and TIM Brasil Serviços e Participações S.A. (“TIM”) could be considered affiliates as provided for by the Brazilian telecommunications law, and the capacity to provide domestic and international fixed telephony services, as well as mobile telephony services, in the same regions as TIM would be under the risk to be ended by ANATEL. On January 16, 2004, ANATEL issued an Act establishing a 18 month period in which TII could reacquire a controlling stake in the Company, as long as TII does not participate or vote in any matters related to the superposition of services offered by Brasil Telecom S.A. and TIM, such as domestic and international long distance call services and mobile telephony services. If, after this 18 month period, whose term starts when TII returns to the Company’s controlling block, Brasil Telecom S.A. and Telecom Itália do not entered into an agreement which solves the superposition, ANATEL will have the right to impose sanctions to all and any involved party.

Depending on Anatel’s final decision, these sanctions could have a unfavorable material effect in the business and operations of Brasil Telecom S.A. and consequently in the Company’s.

On April 28, 2005, TII and TIM and Brasil Telecom S.A. and BrT Celular executed an instrument called Merger Agreement and a related Protocol. Among others, this operation enables that the superposition of licenses and regulatory authorization with TIM are solved, withdrawing sanctions and penalties that could be imposed by ANATEL. The operation is the purpose of various injunctions. Whether the merger described above takes place or not, there is a possibility that some or all assets related to the mobile segment (see note 41) may lose value, as a consequence of the superposition of operations or sanctions of ANATEL. At the moment it is not possible to know what will be the result of these injunctions.

6. BENEFITS TO EMPLOYEES

The benefits described in this note are offered to the employees of the Company, its subsidiary Brasil Telecom S.A. and its wholly-owned subsidiary. These companies are better described together, and can be referred to as “Brasil Telecom (group)” and for the purpose of the pension scheme cited in this note, are also denominated “Sponsor”.

a. Private Pension Plan

Brasil Telecom (group) sponsors private pension schemes related with retirement for its employees and assisted members, and in the case of the latter, medical assistance in some cases. These plans are managed by the following foundations: (i) Fundação 14 de Previdência Privada (“Fundação 14”); (ii) Fundação BrTPREV (“FBrTPREV”), former CRT, a company merged by the Company on 12/28/00; and (iii) Fundação SISTEL de Seguridade Social (“SISTEL”), which originated from certain companies of the former Telebrás System.

The bylaws stipulate approval of the supplementary pension policy and the joint liability attributed to the defined benefit plans is subject to the acts signed with the foundations, with the consent of the National Supplementary Pension Plan Superintendence – PREVIC, previously represented by the Supplementary Pensions Department - SPC, where applicable to the specific plans.

The sponsored plans are valued by independent actuaries on the balance sheet date and, in the case of the defined benefit plans described in this explanatory note, immediate recognition of the actuarial gains and losses is adopted. The full liabilities are provided for plans showing deficits. This measure has been applied since the 2001 financial year, when the regulations of CVM Ruling 371/00 were adopted. In cases that show positive actuarial situations, no assets are recorded due to the legal impossibility of reimbursing the surpluses.

Below the characteristics of the supplementary pension plans sponsored are described.

FUNDAÇÃO 14

Since the split of the only pension plan managed by SISTEL, PBS, in January 2000, the evolution tendency for a new stage was already estimated. Such stage would result in an own and independent management model for TCSPREV pension plan, by means of a specific entity to manage and to operate them, and this fact has become more and more evident throughout the years. This tendency also occurred in the main SISTEL pension plan sponsoring companies, which created their respective supplementary pension plan foundations. In this scenario, Fundação 14 de Previdência Privada was created in 2004, with the purpose of taking over the management and operation of the TCSPREV pension plan, which started as from March 10, 2005, whose process was backed by the segment’s specific legislation and properly approved by the National Supplementary Pension Plan Superintendence – PREVIC.

In accordance with the Transfer Agreement entered into between Fundação Sistel de Seguridade Social and Fundação 14 de Previdência Privada, SISTEL, by means of the Management Agreement, it will provide management and operation services of TCSPREV and PAMEC-BrT plans to Fundação 14, after the transferring of these plans, which took place on March 10, 2005, for a period of up to 18 months, while Fundação 14 organizes itself to take over the management and operation services of its plans.

Plans

TCSPREV (Defined Contribution, Settled Benefit and Defined Benefit)
This defined contribution and settled benefit plan was introduced on 2/28/00. On 12/31/01, all the pension plans sponsored by the Company with SISTEL were merged, being exceptionally and provisionally approved by the Supplementary Pension Department - SPC, due to the need for adjustments to the regulations. Thus, TCSPREV is constituted of defined contribution groups with settled and defined benefits. The plans that were merged into the TCSPREV were the PBS-TCS, PBT-BrT, Convênio de Administração BrT, and the Termo de Relação Contratual Atípica, and the conditions established in the original plans were maintained. In March 2003 this plan was suspended to employees who wanted to be included in the supplementary pension plans sponsored by the Company, but it was reopened in February 2005. TCSPREV currently assists to around 55.7% of the staff.

PAMEC-BrT – Health Care Plan for Supplementary Pension Beneficiaries (Defined Benefit)
Destined for health care of retirees and pensioners subject to Grupo PBT-BrT, which was merged to TCSPREV on 12/31/01.

Contributions Established for the Plans

TCSPREV
Contributions to this plan, by group of participants, are established based on actuarial studies prepared by independent actuaries according to regulations in force in Brazil, using the capitalization system to determine the costs. Currently contributions are made by the participants and the sponsor only for the internal groups PBS-TCS (defined benefit) and TCSPREV (defined contribution). In the TCSPREV group, the contributions are credited in individual accounts of each participant, equally by the employee and the Company, and the basic contribution percentages vary between 3% and 8% of the participant’s salary, according to age. Participants have the option to contribute voluntarily or sporadically to the plan above the basic contribution, but without equal payments from the Company. In the case of the PBS-TCS group, the sponsor’s contribution in the quarter was 12% of the payroll of the participants; while the employees’ contribution varies according to the age, service time and salary. An entry fee may also be payable depending on the age of entering the plan. The sponsors are responsible for the cost of all administrative expenses and risk benefits. In the quarter, contributions by the sponsor to the TCSPREV group represented, on average, 6.51% of the payroll of the plan participants. For employees, the average was 5.89% .

The contribution by the company in the quarter totaled R$ 7,431 (R$ 7,275 in 2004).

PAMEC-BrT
The contribution for this plan was fully paid in July 1998, through a single payment. New contributions are limited to future necessity to cover expenses, if that occurs.

FUNDAÇÃO SISTEL DE SEGURIDADE SOCIAL (SISTEL)

The supplementary pension plan which remains under SISTEL’s management comes from the period before the Telebrás’ Spin-off and assists participants who had the status of beneficiaries in January 2000 (PBS-A). SISTEL also manages the PAMA/PAMA-PCE pension plan, formed by participants assisted by the PBS-A Plan, the PBS’s plans segregated by sponsor in January 2000 and PBS-TCS’ Internal Group, merged to the TCSPREV plan in December 2001.

Plans

PBS-A (Defined Benefit)
Maintained jointly with other sponsors subject to the provision of telecommunications services and destined for participants that had the status of beneficiaries on January 31, 2000.

PAMA - Health Care Plan for Retired Employees/ PCE – Special Coverage Plan (Defined Contribution)
Maintained jointly with other sponsors subject to the provision of telecommunications services and destined for participants that had the status of beneficiaries on January 31, 2000, and also for the beneficiaries of the PBS-TCS Group, incorporated into the TCSPREV on December 31, 2001 and beneficiaries of the plans of definite benefits PBS’s of other sponsors of the SISTEL. According to a legal/actuarial appraisal, the sponsor’s liability is exclusively limited to future contributions. During 2004, an optional migration of retirees and pensioners of PAMA took place for new coverage conditions (PCE). The participants who opted for the migration began to contribute to PCE.

Contributions Established for the Plans

PBS-A
Contributions may occur in case of accumulated deficit. On 12/31/04, the actuarial appraisal date, the plan presented a surplus.

PAMA/PCE
This plan is sponsored with contributions of 1.5% on payroll of active participants subject to PBS plans, segregated and sponsored by several SISTEL sponsors. In the case of Brasil Telecom, the PBS-TCS was incorporated into the TCSPREV plan on 12/31/01, and began to constitute an internal group of the plan. Contributions by retirees and pensioners who migrated to PCE are also carried out.

Contributions to PAMA, in the part attributed to the Sponsor, in the quarter totaled R$ 55 (R$ 57 in 2004).

FUNDAÇÃO BrTPREV

The main purpose of the Company sponsoring BrTPREV is to maintain the supplementary retirement, pension and other provisions in addition to those provided by the official social security system to participants. The actuarial system for determining the plan’s cost and contributions is collective capitalization, valued annually by an independent actuary.

Plans

BrTPREV
Defined contribution and settled benefits in October 2002 plan to provide supplementary social security benefits in addition to those of the official social security and that initially assisted only employees subject to the Subsidiary Rio Grande do Sul. This pension plan has remained open to new employees of the Company and its subsidiaries from March 2003 to February 2005, when its offering was interrupted. Nowadays, this plan attended to around 40.0% of the staff.

Founder - Brasil Telecom and Alternativo - Brasil Telecom
Defined contribution and settled benefits plan to provide supplementary social security benefits in addition to those of the official social security, now closed to the entry of new participants. Nowadays, there are 0.6% of the staff.

Contributions Established for the Plans

BrTPREV
The contributions to this plan are established based on actuarial studies prepared by independent actuaries according to the regulations in force in Brazil, using the capitalization system to determine the costs. Contributions are credited in individual accounts of each participant, the employee’s and Company’s contributions being equal, the basic percentage contribution varying between 3% and 8% of the participation salary, according to age. Participants have the option to contribute voluntarily or sporadically to the plan above the basic contribution, but without equal payments from the Company, which is responsible for the costing of all administrative expenses and risk benefits. In the quarter contributions by the sponsor represented on average 6.23% of the payroll of the plan participants, whilst the average employee contribution was 5.44% . In the quarter the Company’s contributions were R$4,454 (R$2,525 in 2004).

Founder – Brasil Telecom and Alternative - Brasil Telecom
The regular contribution by the sponsor in the quarter was an average of 4.09% on the payroll of plan participants, who contributed at variable rates according to age, service time and salary; the average rate was 4.09% . With the Alternative-Brasil Telecom, the participants also pay an entry fee depending on the age of entering the plan.

The usual contributions of the Company in the quarter were R$8 (R$9 in 2004).

The technical reserve corresponding to the current value of the Company’s supplementary contribution must be amortized, due to the actuarial deficit of the plans managed by FBrTPREV, within the maximum established period of 20 years as from January 2002, according to Circular 66/SPC/GAB/COA from the Supplementary Pensions Department dated January 25, 2002. Of the maximum period established, 16 years and six months still remain for complete settlement. The amortizing contributions in the quarter were R$49,722 (R$49,238 in 2004).

b. Stock Option Plan for Management and Employees

The Extraordinary Shareholders’ Meeting from the subsidiary Brasil Telecom S.A. held on April 28, 2000, approved the general plan to grant stock purchase options to officers and employees of the Company and its subsidiaries. The plan authorizes a maximum limit of 10% of the shares of each kind of Company stock. Shares derived from exercising options guarantee the beneficiaries the same rights granted to other Company shareholders. The administration of this plan was entrusted to a management committee appointed by the Board of Directors, which decided only to grant preferred stock options. The plan is divided into two separate programs:

Program A

This program is granted as an extension of the performance objectives established by the Board of Directors for a five-year period. Up to June 30, 2005, no stock had been granted.

Program B

The price of exercising is established by the management committee based on the market price of 1000 shares at the date of the grant of option and will be monetarily restated by the IGP-M between the date of signing the contracts and the payment date.

The right to exercise the option is given in the following way and within the following periods:

	First Grant		Second Grant		Third Grant
	From	End of period	From	End of period	From	End of period
33%	01/01/04	12/31/08	12/19/05	12/31/10	12/21/05	12/31/11
33%	01/01/05	12/31/08	12/19/06	12/31/10	12/21/06	12/31/11
34%	01/01/06	12/31/08	12/19/07	12/31/10	12/21/07	12/31/11

The acquisition periods can be anticipated as a result of the occurrence of events or special conditions established in the option contract.

The information related with the general plan to grant stock options is summarized below:

	03/31/05
	Preferred stock options (thousand)	Average exercise price R$
Balance as of 03/31/2005	1,415,119	13.00
Balance as of 06/30/2005	1,415,119	13.00

There has been no grant of options for purchase of stocks exercised in the quarter and the representative ness of the balance of the options before the total outstanding stocks for the Company Brasil Telecom S.A. is 0.26% (0.26% on March 31, 2005).

Considering the hypothesis that the options will be fully exercised, the opportunity cost of the premiums of the respective options, calculated by the Black&Scholes method, for the Company would be R$780 (R$622 in 2004).

c. Other Benefits to Employees

Other benefits are granted to employees, such as: health care/dental care, meal allowance, group life insurance, occupational accident allowance, sickness allowance, transportation allowance, and other.

7. PROVISIONS FOR CONTINGENCIES

Brasil Telecom (group) and its subsidiaries periodically performs an assessment of its contingency risks, and also reviews its lawsuits taking into consideration the legal, economic, tributary and accounting aspects. The assessment of these risks aims to classifying them according to the chances of unfavorable outcome among the alternatives of probable, possible or remote, taking into account, as applicable, the opinion of the legal counselors.

For those contingencies, which the risks are classified as probable, provisions are recognized. Contingencies classified as possible or remote are discussed in this note. In certain situations, due to legal requirements or precautionary measures, judicial deposits are made to guarantee the continuity of the cases in litigation. These lawsuits are in progress in various courts, including administrative, lower, and higher courts.

Labor Claims

The provision for labor claims includes an estimate by the Company’s management, supported by the opinion of its legal counselors, of the probable losses related to lawsuits filed by former employees of the Company, and of service providers.

Tax Suits

The provision for tax contingencies refers principally to matters related to tax collections due to differences in interpretation of the tax legislation by Brasil Telecom (group) counselors and the tax authorities.

Civil Suits

The provision for civil contingencies refers to cases related to contractual adjustments arising from Federal Government economic plans, and other cases.

Classification by Risk Level

Contingencies with a Probable Risk

Contingencies classified as having a probable risk of loss, for which provisions are recorded under liabilities, have the following balances:

PARENT COMPANY	CONSOLIDATED
Nature	06/30/05	03/31/05	06/30/05	03/31/05
Labor	-	-	426,174	419,259
Tax	3,408	3,273	96,413	103,604
Civil	649	627	217,076	217,371
Total	4,057	3,900	739,663	740,234
Current	-	-	297,000	312,800
Long-term	4,057	3,900	442,663	427,434

Labor

In the current fiscal year an increase in the provision for labor contingencies in the amount of R$11,953 was verified in the quarter. This variance is caused by recognition of monetary restatements and effects of the reassessment of contingent risks that determine the additional recognition for the provision in the amount of R$47,368, new additions amounting to R$ 9,819 and decrease due to the payments which amounted to R$ 45,234.

The main objects that affect the provisions for labor claims are the following:

(i)
Additional Remuneration - related to the claim for payment of additional remuneration for hazardous activities, based on Law 7369/85, regulated by Decree 93412/86, due to the supposed risk of contact by the employee with the electric power system;

(ii)	Salary Differences and Consequences - related, mainly, to requests for salary increases due to supposedly unfulfilled union negotiations. They are related to the repercussion of the salary increase supposedly due on the others sums calculated based on the employees’ salaries;

(iii)	Career Plan - related to the request for application of the career and salaries plan for employees of the Brasil Telecom S.A. Santa Catarina Branch (formerly Telesc), with promotions for seniority and merit, supposedly not granted by formerly Telesc;

(iv)	Joint Responsibility - related to the request to ascribe responsibility to the subsidiary, made by outsourced personnel, due to supposed nonobservance of their labor rights by their real employers;

(v)	Overtime – refers to the salary and additional payment plea due to labor supposedly performed beyond the contracted work time;

(vi)	Reintegration – plea due to supposed inobservance of employee’s special condition, guaranteeing the impossibility of rescission of labor contract without cause; and

(vii)	Request for the regulation application which established the payment of the incident percentage on the Company’s income, attributed to the Santa Catarina Branch.

Tax

In the quarter there was a reduction for the Consolidated of R$ 16,289, represented by the entry of new shares at the amount of R$ 3,750, monetary restatements of R$ 7,396, a decrease of R$ 25,214 by reassessment of contingent risks and monetary restatement at the amount of R$ 2,221.

The main lawsuits provided for are as follows:

(i)	Social Security – related to the non-collection of incident social security in the payment made to cooperatives, as well as the breakdown of the contribution’s salary;

(ii)	Federal Revenue Department - Incorrect compensation of tax losses; and

(iii)	CPMF - Non-collection of the contribution on financial activities in the year of 1999.

Civil

In the quarter, there was a net increase of R$ 1,774 for the Consolidated, resulting from the reassessment of contingent risks and monetary restatement at the amount of R$ 16,011, as well as new suits totaling R$ 21,500 and payments at the amount of R$ 35,737.

The lawsuits provided are the following:

(i)	Review of contractual conditions - Lawsuit where a company which supplies equipment filed legal action against the subsidiary Brasil Telecom S.A., asking for a review of contractual conditions due to economic stabilization plans;

(ii)	Contracts of Financial Participation - It has been signed with TJ/RS the position related to the incorrect procedure previously adopted by the former CRT, current Rio Grande do Sul Branch, owned by the subsidiary Brasil Telecom S.A., in the processes related to the compliance with the rule issued by the Ministry of Communications; and

(iii)	Other lawsuits - related to various ongoing lawsuits such as indemnification for pain and suffering and material damages to consumers, indemnification for contractual rescission, indemnification for accidents, as well as lawsuits that are in Special Civil Courts whose claims, separately, do not exceed forty minimum salaries.

Contingencies with a Possible Risk

The position of contingencies with risk level considered to be possible, and therefore not recorded in the accounts, is the following:

PARENT COMPANY	CONSOLIDATED
Nature	06/30/05	03/31/05	06/30/05	03/31/05
Labor	-	-	607,477	616,010
Tax	19,870	15,976	1,465,357	1,425,297
Civil	-	-	1,318,713	1,146,098
Total	19,870	15,976	3,391,547	3,187,405

Labor

The main objects that comprise the possible losses of a labor nature are related to additional remuneration for hazardous activities, promotions and joint/subsidiary responsibility, the evaluation of which processes by the legal assessors resulted in a level of risk of loss evaluated only as possible. In addition to the subjects cited, the request for remunerative consideration for hours of work supposedly exceeding the normal agreed workload of hours also contributed to the amount mentioned.

Tax

The increase which took place in the quarter for the Consolidated, of R$ 213,648 refers to the entrance of new contingencies at the amount of R$ 61,065, reevaluation of risk degree and amounts totaling R$ 36,531 and monetary restatements of R$ 116,052.

The main lawsuits considered as possible loss are presented as follows:

(i)	Notices of INSS, with defenses in headquarters or courts, examining the value composition in the contribution salary owed by the company and that the Company’s legal advisors do not believe there is an incidence of social security contribution;

(ii)	Federal Taxes - notices due to supposed lack of collection;

(iii)	Public civil suits questioning the supposed transfer of PIS and COFINS to the final consumers;

(iv)	ICMS - On international calls;

(v)	ICMS - Differential of rate in interstate acquisitions;

(vi)	ICMS - Exploitation of credits related to the acquisition of fixed assets for use and consumption;

(vii)	ISS (Service Tax) - Not collected and/or under-collected; and

(viii)	Withholding tax (IRRF) - Operations related to hedge for covering debts.

Civil

The increase occurred in the Consolidated in the quarter was of R$ 312,379 and is represented, mainly, by the increment of R$ 319,483 related in its majority to shares resulting from the capitalization process, for which a higher number of shares in the capital stock in relation to what was issued is demanded, as well as corresponding demanded dividends. The other reducing variation of R$ 7,104 is comprised, basically, of monetary restatements and revaluations of values of existing causes.

The main lawsuits are presented as follows:

(i)	They are attributed to Brasil Telecom S.A. and refer to retributions in shares resulting from PCT, in which the plaintiffs intend the retribution in shares related to agreements arising from the Common Telephony Program (PCT);

(ii)	Lawsuits of a consumerist nature;

(iii)	Contractual - Lawsuits related to the claim for a percentage resulting from the Real Plan, to be applied in a contract for rendering of services, review of conversion of installments in URV and later in real, related to the supply of equipment and rendering of services; and

(iv)	Customer service points - Public civil lawsuits arising from the closing of customer attendance points.

Contingencies with a Remote Risk

In addition to the claims mentioned, there are also contingencies considered to be of a remote risk to the amount of R$ 54,219 (R$ 52,069 on March 31, 2005) for Company and R$ 1,772,733 (R$ 1,655,485 on March 31, 2005) for Consolidated.

Letters of Guarantee

The Company has contracts for letters of guarantees signed with financial institutions, as a complementary guarantee for lawsuits in provisory execution, in the amount of R$ 13,740 (R$ 13,740 on March 31, 2005). These guarantees are contracted for an undetermined period and the compensation is 0.65% p.a. to 1.20% p.a., representing an average rate of 0.87% p.a. For consolidated effects, the letters of guarantee with this purpose represent R$ 471,726 (R$ 398,253 on 03/31/05), compensated at interest which vary from 0.50% to 2.00%, with average compensation equivalent to 0.92% p.a.

The judicial deposits related with contingencies and contested taxes (suspended demand) are described in Note 23.

8. SHAREHOLDERS’ EQUITY

a. Share Capital

The Company is authorized to increase its capital by means of a resolution of the Board of Directors to a total limit of 700,000,000,000 (seven hundred billion) common or preferred shares, observing the legal limit of 2/3 (two thirds) for the issue of new preferred shares without voting rights.

By means of a resolution of the General Shareholders’ Meeting or the Board of Directors, the Company's capital can be increased by the capitalization of retained earnings or prior reserves allocated by the General Shareholders’ Meeting. Under these conditions, the capitalization can be effected without modifying the number of shares.

The capital is represented by common and preferred stocks, with no par value, and it is not mandatory to maintain the proportion between the shares in the case of capital increases.

By means of a resolution of the General Shareholders’ Meeting or the Board of Directors, the preemptive right for the issue of shares, subscription bonuses or debentures convertible into shares can be excluded, in the cases stipulated in article 172 of Corporation Law.

The preferred shares do not have voting rights, except in the cases specified in the sole paragraph of articles 11 and 14 of the bylaws, but are assured priority in receiving the minimum non-cumulative dividend of 6% per annum, calculated on the amount resulting from dividing the capital by the total number of the Company’s shares or 3% per annum, calculated on the amount resulting from dividing the net book shareholders’ equity by the total number of the Company’s shares, whichever is greater.

Subscribed and paid-up capital as of the balance sheet date is R$ 2,596,272 (R$ 2,596,272 as of March 31, 2005) represented by shares without par value as follows:

In thousands of shares
Type of Shares	Total of Shares		Treasury Stock		Outstanding Shares
	06/30/05	03/31/05	06/30/05	03/31/05	06/30/05	03/31/05
Common	134,031,688	134,031,688	1,480,800	1,480,800	132,550,888	132,550,888
Preferred	229,937,526	229,937,526	-	-	229,937,526	229,937,526
Total	363,969,214	363,969,214	1,480,800	1,480,800	362,488,414	362,488,414

	06/30/05	03/31/05
Net Equity per thousand Outstanding Shares (R$)	15.84	17.05

b. Treasury Stock

In the determination of the calculation of net equity per thousand shares the common shares held in treasury are maintained, which are originated from the following repurchasing program during the years 2002 and 2004.

On September 13, 2004 the Company’s Board of Directors approved the proposals to repurchase preferred and common stock issued by the Company, for holding in treasury or cancellation or subsequent sale, under the following terms and conditions: (i) the retained earnings account represented the origin of the funds invested in purchasing the stock; (ii) the authorized quantity for the repurchase of Company stock for holding in treasury was limited to 10% of common and preferred shares outstanding in the market; and (iii) the period determined for the acquisition was 365 days, in accordance with CVM Instruction 390/03.

The exchange of the treasury shares is presented as follows:

	06/30/05		03/31/05
	Common shares (thousands)	Amount	Common shares (thousands)	Amount
Opening balance in the quarter	1,480,800	20,846	1,480,800	20,846
Closing balance in the quarter	1,480,800	20,846	1,480,800	20,846

Unit historical cost in the acquisition of treasury stock (R$)	06/30/05	03/31/05
Average	14.08	14.08
Minimum	12.40	12.40
Maximum	17.00	17.00

The unit cost of acquisition considers the totality of stock repurchase program.

There were no disposals of these purchased common shares up to the end of the quarter.

Market value of treasury stock

The market value of treasury shares at the balance sheet date was the following:

	06/30/05	03/31/05
Number of common shares held in treasury (thousand shares)	1,480,800	1,480,800
Quote per lot of thousand shares on BOVESPA (R$)	25.68	26.00
Market value	38,027	38,501

The Company maintains the balance of treasury stock in a separate account. For presentation purposes, the value of the treasury stock is deducted from the reserves that gave rise to it, and is presented as follows:

	06/30/05	03/31/05
Book Value	1,978,548	2,416,118
Treasury Stock	(20,846)	(20,846)
Balance, Net of Treasury Stock	1,957,702	2,395,272

c. Capital Reserves

Capital reserves are recognized in accordance with the following practices:

Goodwill Reserve in the Subscription of Shares: results from the difference between the amount paid on subscription, and the portion allocated to capital.

Other Capital Reserves: formed by the contra entry of the funds invested in income tax incentives.

d. Profit Reserves

The profit reserves are recognized in accordance with the following practices:

Legal Reserve: allocation of five percent of the annual net income, up to twenty percent of paid-up capital or thirty percent of capital plus capital reserves. The Legal Reserve is only used to increase capital, or to offset losses.

Unrealized Profit Reserve: recognized in the year in which the amount of the mandatory dividend, calculated in accordance with the statutory provisions or with article 202 of Law 6,404/76, exceeds the realized portion of net income. The reserve can offset losses in subsequent years or, when realized, comprise the calculation of net income adjusted for dividend payments. According to the restatement required by Law 10,303/01, the income recorded under the unrealized profit reserve as from 2002 financial year should be considered at the value of the dividend postponed. However the unrealized profit reserve formed under the previous regulations, when realized, will continue to form part of the calculation base for the dividends, this case of unrealized profit reserves existed in the Company.

Retained Earnings: Comprises the remaining balances of net income, adjusted according to the terms of article 202 of Law 6,404/76, or by the recording of adjustments from prior years, if applicable.

e. Dividends and Interest on Shareholders’ Equity

The dividends are calculated in the end of the financial year. Mandatory minimum dividends are calculated in accordance with article 202 of Law 6,404/76, and the preferred or priority dividends are calculated in accordance with the Company bylaws.

As a result of a resolution by the Board of Directors, the Company may pay or credit, as dividends, interest on shareholders’ equity (JSCP), under the terms of article 9, paragraph 7, of Law number 9,249, dated December 26, 1995. The interests paid or credited will be offset against the minimum statutory dividend, in accordance with article 44 from social statute.

The Company’s Annual General Meeting, held on April 29, 2005, resolved on the additional dividend payment on the account of retained earnings, in the amount of R$ 300,000, which was made available to shareholders for payment as from May 23, 2005. The additional amount comprised all the types of shares, proportionally to the respective stakes in the Company’s capital stock.

9. OPERATING REVENUE FROM TELECOMMUNICATIONS SERVICES

CONSOLIDATED
	06/30/05	06/30/04

Fixed Telephonic Service

Local Service	3,463,826	3,294,793
Activation fees	14,759	18,481
Basic subscription	1,697,146	1,477,201
Measured service charges	671,921	685,883
Fixed to mobile calls - VC1	1,041,365	1,064,697
Rent	743	768
Other	37,892	47,763

Long Distance Services	1,533,732	1,176,065
Intra-Sectorial Fixed	500,990	528,430
Intra-Regional Fixed (Inter Sectorial)	200,525	186,258
Inter-Regional Fixed	148,396	73,540
Fixed to mobile calls – VC2 and VC3	652,094	375,307
International	31,727	12,530

Interconnection	339,963	370,579
Fixed x Fixed	210,125	241,343
Mobile x Fixed	129,838	129,236

Lease of Means	143,626	118,518
Public Telephone	210,992	227,238
Supplementary, Intelligent Network and Advanced Telephony Services	230,103	203,169
Other	19,039	13,818

Total of Fixed Telephonic Service	5,941,281	5,404,180

Mobile Telephonic Service

Telephony	183,580	-
Subscription	78,871	-
Application	87,258	-
Roaming	602	-
Interconnection	15,302	-
Other Services	1,547	-

Sale of Goods	114,127	-
Cell Phones	106,457	-
Electronic Cards - Brasil Chip, Accessories and Other Goods	7,670	-

Total of Mobile Telephone Service	297,707	-

Data Communication Services and Others

Data Communication	686,208	475,759
Other Main Activities Services	185,980	66,311

Total of Data Communication Services and Others	872,188	542,070

Gross Operating Revenue	7,111,176	5,946,250

Deductions from Gross Revenue	(2,140,672)	(1,708,355)
Taxes on Gross Revenue	(2,018,620)	(1,649,326)
Other Deductions on Gross Revenue	(122,052)	(59,029)

Net Operating Revenue	4,970,504	4,237,895

10. COST OF SERVICES RENDERED AND GOODS SOLD

The costs incurred in the generation of services rendered and goods sold are as follows:

CONSOLIDATED
	06/30/05	06/30/04
Interconnection	(1,176,812)	(1,041,580)
Depreciation and Amortization	(1,140,859)	(1,080,043)
Third-Party Services	(390,540)	(312,909)
Rent, Leasing and Insurance	(202,564)	(97,128)
Goods Sold	(139,017)	-
Personnel	(76,148)	(57,829)
FISTEL	(36,585)	(6,606)
Materials	(35,094)	(44,857)
Connection Means	(29,783)	(77,834)
Other	(3,736)	(3,596)
Total	(3,231,138)	(2,722,382)

11. COMMERCIALIZATION OF SERVICES

The expenses related to commercialization activities are detailed according to the following nature:

CONSOLIDATED
	06/30/05	06/30/04
Third-Party Services	(406,971)	(203,127)
Losses on Accounts Receivable (1)	(188,111)	(182,971)
Personnel	(122,741)	(63,461)
Material	(16,076)	(884)
Depreciation and Amortization	(8,100)	(2,801)
Rent, Leasing and Insurance	(3,435)	(2,194)
Other	(313)	(336)
Total	(745,747)	(455,774)
(1) Includes Provision for Loan Losses

12. GENERAL AND ADMINISTRATIVE EXPENSES

The expenses related to administrative activities, which include the information technology expenses are detailed according to the following nature:

PARENT COMPANY	CONSOLIDATED
	06/30/05	06/30/04	06/30/05	06/30/04
Third-Party Services	(6,289)	(4,215)	(354,334)	(255,163)
Depreciation and Amortization	(200)	(1,077)	(138,160)	(98,711)
Personnel	(4,124)	(2,371)	(113,396)	(75,480)
Rent, Leasing and Insurance	(2,620)	(921)	(22,149)	(20,552)
Material	(40)	(34)	(7,612)	(2,113)
Other	(10)	(5)	(982)	(2,052)
Total	(13,283)	(8,623)	(636,633)	(454,071)

13. OTHER OPERATING INCOME (EXPENSES)

The remaining income and expenses attributed to operational activities are shown as follows:

PARENT COMPANY	CONSOLIDATED
	06/30/05	06/30/04	06/30/05	06/30/04
Recovered Taxes and Expenses	787	2,976	51,121	31,972
Fines	(6)	-	44,353	37,100
Technical and Administrative Expenses	1,266	190	25,650	31,935
Operational Infrastructure Rent and other	-	-	24,520	14,286
Provision/Reversal of Other Provisions	-	-	737	15,661
Contingences – Provision	(679)	(350)	(80,630)	(62,591)
Amortization of goodwill on investment acquisition	(939)	(939)	(50,238)	(16,476)
Taxes (Other than on Gross Revenue, Income and Social Contributions Taxes)	(181)	(39)	(34,228)	(21,229)
Provision for Actuarial Liability of Pension Funds	-	-	(7,796)	(3,647)
Labor Indemnifications and Other	-	-	(6,136)	(32)
Donations and Sponsorships	-	-	(4,346)	(6,182)
Court Fees	-	-	(3,431)	(1,805)
Loss on Write-off of Maintenance/Resale Inventories	-	-	(246)	(537)
Write-off of Prepayments and Other Credits	-	(1,653)	-	(1,653)
Other Expenses Revenue/Expenses	(202)	(207)	(1,775)	(6,514)
Total	46	(22)	(42,445)	10,288

14. FINANCIAL INCOME (EXPENSES), NET

PARENT COMPANY	CONSOLIDATED
	06/30/05	06/30/04	06/30/05	06/30/04
Financial Income	180,975	164,531	531,829	329,271
Local Currency	180,387	155,659	320,103	269,862
On Rights in Foreign Currency	588	8,872	211,726	59,409
Financial Expenses	(286,464)	(139,436)	(942,383)	(667,535)
Local Currency	(48,631)	(63,192)	(344,387)	(409,171)
On Liabilities in Foreign Currency	(21,233)	(1,244)	(302,640)	(102,547)
Interest on Shareholders’ Equity	(216,600)	(75,000)	(295,356)	(155,817)
Total	(105,489)	25,095	(410,554)	(338,264)

The Interest on Shareholders’ Equity was reversed in the statement of income and deducted from retained earnings, in shareholders’ equity, in accordance with CVM Resolution 207/96.

15. NON-OPERATING INCOME (EXPENSES), NET

PARENT COMPANY	CONSOLIDATED
	06/30/05	06/30/04	06/30/05	06/30/04
Amortization of Goodwill in the Merger (CVM Instruction 319/99)	-	(105,526)	(94,664)	(200,190)
Reversal of Provision for Maintenance of Integrity of
Shareholders’ Equity (CVM Instruction 349/01)	-	105,526	94,664	200,190
Amortization of Goodwill in the Merger	-	-	(65,911)	(62,007)
Result on the Write-off of Fixed and Deferred Assets	22	-	(11,310)	(61,116)
Provision/Reversal for Investment Losses	225	(13)	(1,061)	(13,613)
Provision/Reversal for Realization Amount and Fixed Asset Losses	-	-	6,169	114
Investment Gain (Loss)	1,729	(7,407)	1,729	(7,407)
Other Non-operating Income (Expenses)	-	-	(205)	(594)
Total	1,976	(7,420)	(70,589)	(144,623)

16. INCOME TAX AND SOCIAL CONTRIBUTION ON EARNINGS

Income tax and social contribution on earnings are booked on accrual basis, being temporary differences deferred. The provision for income and social contribution taxes recognized in the income statement are as follows:

PARENT COMPANY	CONSOLIDATED
	06/30/05	06/30/04	06/30/05	06/30/04
Income Before Taxes and after Profit Sharing	(84,365)	116,131	(166,602)	103,390
Income of Subsidiaries which are Not Subject to Income Tax and Social Contribution	-	-	32,242	19,670
Total Taxable Income	(84,365)	116,131	(134,360)	123,060
Income Tax - Legal Entity
Expense Related to Income Tax (10%+15%=25%)	21,091	(29,033)	33,590	(30,765)
Permanent Additions	(33,839)	(14,391)	(46,132)	(39,316)
Amortization of Goodwill	(235)	(235)	(22,884)	(20,209)
Equity Accounting	(33,390)	(11,843)	-	-
Non-operating Equity Accounting	-	(1,852)	(1)	(2,044)
Exchange Variation on Investments	(76)	-	(14,012)	(192)
Investment Loss	-	-	-	(12,899)
Other additions	(138)	(461)	(9,235)	(3,972)
Permanent Exclusions	1,717	-	14,786	8,404
Equity Accounting	1,659	-	-	-
Exchange Variation on Investments	-	-	3,146	2,629
Dividends of Investments Valuated by Acquisition Cost/ Prescribed Dividends	-	-	382	90
Federal Tax Recoverable	-	-	3,956	4,567
Other exclusions	58	-	7,302	1,118
Compensation of Tax Losses	-	-	1,227	-
Other	11	12	377	1,204
Effect of Income Tax on the Statement of Income	(11,020)	(43,412)	3,848	(60,473)
Social Contribution on Net Income
Expense Related to Social Contribution Tax (9%)	7,593	(10,452)	12,092	(11,075)
Permanent Additions	(12,134)	(5,016)	(15,935)	(13,161)
Amortization of Goodwill	(85)	(85)	(8,238)	(7,275)
Equity Accounting	(12,020)	(4,264)	-	-
Non-operating Equity Accounting	-	(667)	-	(736)
Exchange Variation on Investments	(27)	-	(5,044)	(69)
Investment Loss	-	-	-	(4,643)
Other additions	(2)	-	(2,653)	(438)
Permanent Exclusions	618	-	5,255	2,995
Equity Accounting	442	-	-	-
Exchange Variation on Investments	-	-	1,133	946
Dividends of Investments Valuated by Acquisition Cost/ Prescribed
Dividends	-	-	138	32
Federal Tax Recoverable	-	-	1,424	1,644
Other exclusions	176	-	2,560	373
Compensation of Negative Calculation Basis	-	-	442	-
Other	-	-	-	318
Effect of Social Contribution in Tax Statement of Income	(3,923)	(15,468)	1,854	(20,923)
Income and Social Contribution Tax Expense in Statement of Income	(14,943)	(58,880)	5,702	(81,396)

17. CASH AND CASH EQUIVALENTS

PARENT COMPANY	CONSOLIDATED
	06/30/05	03/31/05	06/30/05	03/31/05
Cash	17	17	5,389	6,775
Bank Accounts	226	159	56,285	63,976
Temporary cash investments	595,351	948,959	2,309,905	2,731,519
Total	595,594	949,135	2,371,579	2,802,270

Temporary cash investments represent amounts invested in exclusive portfolios managed by financial institutions, and refer to federal bonds with average yield equivalent to interbank deposit rates (DI CETIP - CDI), in federal bonds (NBC-E), subject to commercial dollar variation plus 4.51% p.a. coupon, investment funds in foreign currency, which yields the exchange rate variation plus interest of 3.63% p.a. to 5.38% p.a., in Deposit Certificates issued by financial institutions abroad and in Bank Deposit Certificates issued by prime financial institutions with average profitability equivalent to DI CETIP (CDI).

The breakdown of temporary cash investment portfolio is presented below, on the balance sheet date:

PARENT COMPANY
	06/30/05
Financial Institution	Investments Nature			Rectifier		Total
	Treasury Financial Bills (LFT)	National Treasury Bills (LTN) - with Swap coverage	Over Selic	Provision for Income Tax	Liabilities
Exclusive Funds
Banco do Brasil	144,677	57,224	-	(1,077)	(20)	200,804
Bradesco	38,954	28,269	11,854	(355)	(6)	78,716
Citigroup	21,420	183,873	-	(1,103)	(36)	204,154
Safra	105,853	4,626	1,688	(502)	12	111,677
Total of Exclusive Funds	310,904	273,992	13,542	(3,037)	(50)	595,351
Total of Temporary Cash Investment	310,904	273,992	13,542	(3,037)	(50)	595,351

CONSOLIDATED
	06/30/05
Financial Institution	Investments Nature
	Treasury Financial Bills (LFT)	National Treasury Bills (LTN) - with Swap coverage	US Treasury Bonds	NBC-E	Over Selic	NTN-D
Exclusive Funds
ABN Amro	86,207	125,371	-	-	9,451	-
Banco do Brasil	272,487	76,299	-	-	2,009	35,352
Bradesco	38,954	28,269	-	-	11,854	-
CEF	53,639	38,010	-	-	8,311	-
Citigroup	23,848	204,719	-	-	-	-
Itaú	202,477	23,483	-	-	-	-
Safra	134,216	91,298	-	-	3,131	-
Santander	128,230	55,175	-	24,916	289	18,398
Unibanco	216,184	36,242	-	-	-	-
Total of Exclusive Funds	1,156,242	678,866	-	24,916	35,045	53,750
Other Investments	-	-	285,658	-	-	-
Total of Temporary Cash Investment	1,156,242	678,866	285,658	24,916	35,045	53,750

CONSOLIDATED
	06/30/05
Financial Institution	Investments Nature		Rectifier		Total
	Open Investment Funds (Fixed Income)	Bank Deposits Certificates	Provision for Income Tax	Liabilities
Exclusive Funds
ABN Amro	-	-	(1,106)	(22)	219,901
Banco do Brasil	11	-	(1,494)	(24)	384,640
Bradesco	-	-	(355)	(6)	78,716
CEF	-	-	(440)	(15)	99,505
Citigroup	-	-	(1,210)	(40)	227,317
Itaú	-	-	(971)	(17)	224,972
Safra	-	-	(973)	12	227,684
Santander	-	-	(1,142)	(29)	225,837
Unibanco	-	-	(1,062)	(17)	251,347
Total of Exclusive Funds	11	-	(8,753)	(158)	1,939,919
Other Investments	37,679	46,649	-	-	369,986
Total of Temporary Cash Investment	37,690	46,649	(8,753)	(158)	2,309,905

Liabilities from exclusive funds are restricted to the payment of services rendered by the asset management, attributed to investment operations, such as custody, audit and other expenses rates, not existing relevant financial liabilities, as well as Company’s assets to guarantee those liabilities. The funds’ creditors do not have funds against the Company’s general credit.

Cash Flow Statement

PARENT COMPANY	CONSOLIDATED
	06/30/05	06/30/04	06/30/05	06/30/04
Operations
Net Income for the Period	117,292	132,251	114,133	125,415
Minority Interest	-	-	20,323	52,396
Income Items that do not affect cash flow	40,045	(60,368)	2,286,713	2,162,962
Depreciation and Amortization	1,139	2,016	1,403,269	1,260,039
Losses on Accounts Receivable from Services	-	-	163,551	189,250
Provision for Doubtful Accounts	-	-	24,560	877
Provision for Contingences	679	350	80,630	76,798
Deferred Taxes	30,032	2,319	352,032	234,430
Income from Write-off of Permanent Assets	(247)	14	10,036	62,259
Financial Charges	42,556	37,436	254,364	341,651
Equity Accounting	(32,385)	(109,910)	-	-
Investment gain/loss	(1,729)	7,407	(1,729)	(2,342)
Changes in Assets and Liabilities	322,469	163,004	(947,361)	(714,856)
Cash Flow from Operations	479,806	234,887	1,473,808	1,625,917
Financing
Dividends/Interest on Equity paid during the Period	(689,150)	(187,587)	(871,588)	(254,877)
Loans and Financing	(22,839)	(31,120)	(488,805)	188,490
Loans obtained	-	-	11,719	1,168,567
Loans paid	(120)	-	(276,132)	(755,546)
Interest paid	(22,719)	(31,120)	(224,392)	(224,531)
Additions of Shareholders’ Equity	-	-	4,905	8,582
Acquisition of own shares	-	-	(62,272)	-
Other cash flow from financing	1,729	-	34,151	(1,698)
Cash Flow from Financing	(710,260)	(218,707)	(1,383,609)	(59,503)

Investments
Financial Investments (including Debentures)	(1,007)	28,398	1,984	(4)
Providers of Investments	194	211	(232,643)	50,974
Income obtained from the sale of Permanent Assets	34	-	1,340	3,763
Investments in Permanent Assets	(1,956)	(133)	(715,894)	(1,066,890)
Investments	(1,956)	(133)	(715,894)	(896,013)
Investments for Acquisition of New Companies	-	-	-	(170,877)
Acquisition Value	-	-	-	(174,542)
Aggregated Cash and Cash Equivalents	-	-	-	3,665
Other cash flow from investments	-	(6)	-	(4,634)
Cash Flow from Investments	(2,735)	28,470	(945,213)	(1,016,791)

Cash Flow for the Period	(233,189)	44,650	(855,014)	549,623

Cash and Cash Equivalents
Closing Balance	595,594	535,541	2,371,579	2,506,279
Opening Balance (on December 31)	828,783	490,891	3,226,593	1,956,656
Changes in Cash and Cash Equivalents	(233,189)	44,650	(855,014)	549,623

18. TRADE ACCOUNTS RECEIVABLE

The amounts related to accounts receivable are as follows:

	CONSOLIDATED
	06/30/05	03/31/05
Billed Amounts	1,476,145	1,463,396
Unbilled Amounts	968,806	928,567
Sales of Goods	72,043	64,842
Subtotal	2,516,994	2,456,805
Allowance for Doubtful Accounts	(266,765)	(269,976)
Services Rendered	(262,349)	(266,538)
Sales of Goods	(4,416)	(3,438)
Total	2,250,229	2,186,829
Current	1,635,384	1,554,100
Past Due
01 to 30 Days	393,236	386,248
31 to 60 Days	145,929	156,203
61 to 90 Days	89,069	106,580
91 to 120 Days	67,673	67,984
Over 120 Days	185,703	185,690

19. INVENTORIES

The maintenance and resale inventories, to which provisions for losses or adjustments at the forecast in which they must be realized are constituted, are composed as follows:

CONSOLIDATED
	06/30/05	03/31/05
Inventories for Resale (Cell Phones and Accessories)	118,692	189,208
Maintenance Inventories	14,083	14,029
Provision for the Adjustment to the Realization Value	(52,246)	(58,615)
Provision for Probable Losses	(7,064)	(7,095)
Total	73,465	137,527

20. LOANS AND FINANCING - ASSETS

	PARENT COMPANY		CONSOLIDATED
	06/30/05	03/31/05	06/30/05	03/31/05
Loans
Loans to Subsidiary	62,515	70,606	-	-
Loans	106,320	116,200	117,288	127,137
Financing
Debentures of Subsidiary	977,827	935,195	-	-
Total	1,146,662	1,122,001	117,288	127,137
Current	-	-	2,756	2,683
Long-term	1,146,662	1,122,001	114,532	124,454

The loans and financing account includes the amount of R$106,320 (R$116,200 on March 31, 2005), related to the assets transferred to Brasil Telecom Participações S.A. in the TELEBRÁS spin-off process, referring to liabilities of Telebrasília Celular S.A. and Telegoiás Celular S.A. through a repass of funds for financing their expansions. These amounts are subject to exchange variation plus interest between 11.55% p.a., and the semiannual Libor rate plus 1% or 1.5% per year. These loans are being challenged in the courts by the holding company of the aforementioned mobile cellular operators, and therefore are not being received. According to the opinion of the Company’s legal counselors, there are no expectations of loss in relation to these receivables.

The income related to the restatement of the charges on these loans receivable is being deferred for tax purposes, and the corresponding deferred income and social contribution taxes are recognized.

The amounts related to loans and debentures receivable from the Subsidiary, with maturity less than a year, in the amount of R$ 465,170 (R$ 423,217 on March 31, 2005), are being presented in the long-term assets, in accordance with the article 179, under the Corporate Law.

21. DEFERRED AND RECOVERABLE TAXES

Deferred taxes related to income tax - legal entity and social contribution on earnings

PARENT COMPANY	CONSOLIDATED
	06/30/05	03/31/05	06/30/05	03/31/05
Legal Entity Income Tax
Deferred Income Tax, on:
Tax Losses	-	-	151,635	99,565
Provision for contingencies	1,014	975	177,819	176,961
Provision for pension plan actuarial insufficiency coverage	-	-	123,640	124,535
Allowance for doubtful accounts	-	-	66,213	66,987
ICMS - 69/98 Agreement	-	-	58,363	54,554
Goodwill on CRT acquisition	-	-	19,722	31,555
Provision for COFINS/CPMF/INSS suspended collection	3,731	-	18,187	16,545
Provision for employee profit sharing	199	440	5,537	8,538
Unrealized revenue	-	-	40,737	2,536
Loss due to Exchange Fluctuation - Swap/AFAC	-	-	2,205	11,182
Other Provisions	6	5	18,363	29,276
Subtotal	4,950	1,420	682,421	622,634
Social Contribution on Income
Deferred Social Contribution on:
Negative calculation basis	-	-	54,673	35,903
Provision for contingencies	365	351	64,015	63,706
Provision for pension plan actuarial insufficiency coverage	-	-	44,510	44,833
Allowance for doubtful accounts	-	-	23,837	24,115
Goodwill on CRT acquisition	-	-	7,100	11,360
Provision for employee profit sharing	119	203	2,309	3,386
Unrealized revenue	-	-	794	913
Loss due to Exchange Fluctuation - Swap/AFAC	-	-	14,665	4,025
Other Provisions	2	2	7,587	11,517
Subtotal	486	556	219,490	199,758
Total	5,436	1,976	901,911	821,992
Current	1,705	1,976	308,769	308,374
Long-term	3,731	-	593,142	513,618

The periods during, which the deferred tax assets corresponding to income tax and social contribution on net income (CSLL) are expected to be realized, are shown below, which are derived from temporary differences between book income according on the accrual basis and taxable income. The realization periods are based on a technical study using forecast future taxable income, generated in financial years when the temporary differences will become deductible expenses for tax purposes. This asset is maintained according to the requirements of CVM Instruction 371/02, being a technical study annually, when the closing of the fiscal year, submitted to approval of the Executive Board, Board of Directors as well as the fiscal council.

PARENT COMPANY	CONSOLIDATED
2005	795	168,525
2006	1,657	212,455
2007	746	77,875
2008	746	93,004
2009	746	109,676
2010 to 2012	746	147,459
2013 to 2014	-	18,583
After 2014	-	74,334
Total	5,436	901,911
Current	1,705	308,769
Long-term	3,731	593,142

The recoverable amount foreseen after the year 2014 is a result of a provision to cover an actuarial insufficiency of the pension plan, which is being settled by Brasil Telecom S.A. according to the maximum period established by the Supplementary Pensions Department (“SPC”), which is 16 years and 6 months. Despite the time limit stipulated by the SPC and according to the estimated future taxable income, the subsidiary presents conditions to fully offset the deferred taxes in a period lower than ten years, if it opts to fully anticipate the payment of the debt. Tax credits in the amount of R$174,381, attributed to the Consolidation were not recorded, due to the history of losses or uncertainties of future taxable income in VANT, BrT, Multimidia, BrT CSH, BrT CS Ltda., CSI and IG Brasil, indirect subsidiaries.

Other Tax Carryforwards

It is comprised of Federal withholding taxes and payments made, calculated based on legal estimates, which will be offset against future tax obligations. The ICMS recoverable arises, for the most part, from credits recorded in the acquisition of fixed assets, whose compensation with ICMS payable may occur in up to 48 months, according to Complementary Law 102/00.

PARENT COMPANY	CONSOLIDATED
	06/30/05	03/31/05	06/30/05	03/31/05
Income Tax - Legal Entity	321,645	319,788	506,622	434,510
ICMS	-	-	436,480	482,943
PIS and COFINS	493	473	101,589	106,459
Social Contribution on Net Income	17,024	14,428	43,541	30,476
FUST	-	-	29,246	28,356
Other	8	9	5,795	5,733
Total	339,170	334,698	1,123,273	1,088,477
Current	76,376	54,113	568,013	527,954
Long-term	262,794	280,585	555,260	560,523

22. INCOME SECURITIES

Represented by bank deposit certificates (CDB) of Banco de Brasília S.A. – BRB, compensated with 95% of the SELIC rate, maintained by Brasil Telecom S.A. and 14 Brasil Telecom Celular S.A., in guarantee of the financing obtained through the Economic and Sustainable Development Promotion Program of the Federal District – PRÓ-DF. These long-term income securities, which add up to R$ 1,684 relating to the Consolidated, will be maintained during the period of utilization and amortization of the financing (liabilities), whose first payment of the grace period is estimated for 2019, with settlement in 180 monthly and successive installments. This asset may be used for the settlement of the final installments of the referred financing.

23. JUDICIAL DEPOSITS

Balances of judicial deposits related with contingencies and contested taxes (suspended demand):

PARENT COMPANY	CONSOLIDATED
Nature of Related Liabilities	06/30/05	03/31/05	06/30/05	03/31/05
Labor	-	-	379,514	338,041
Tax	15,271	163	322,755	290,642
Challenged Taxes – ICMS 68/98 Agreement	-	-	233,457	218,279
Other	15,271	163	89,298	72,363
Civil	-	-	31,676	23,780
Total	15,271	163	733,945	652,463
Current	-	-	153,277	142,535
Long-term	15,271	163	580,668	509,928

24. OTHER ASSETS

PARENT COMPANY	CONSOLIDATED
	06/30/05	03/31/05	06/30/05	03/31/05
Advances to Employees	91	46	39,102	27,367
Advances to Suppliers	77	75	33,625	46,127
Receivables from Other Telecom Companies	-	-	19,909	54,840
Contractual Guarantees and Retentions	-	-	2,343	17,486
Prepaid Expenses	6,923	7,588	106,954	113,447
Tax Incentives	-	-	14,473	14,473
Compulsory Deposits	-	-	1,750	1,750
Receivables from Sale of Assets	-	-	175	176
Assets for Sale	-	-	276	276
Other	2,157	1,135	12,886	14,120
Total	9,248	8,844	231,493	290,062
Current	8,183	7,187	146,426	200,995
Long-term	1,065	1,657	85,067	89,067

25. INVESTMENTS

PARENT COMPANY	CONSOLIDATED
	06/30/05	03/31/05	06/30/05	03/31/05
Investments Valued using the Equity Method	4,228,923	4,358,179	-	-
Brasil Telecom S.A.	4,191,217	4,318,973	-	-
Nova Tarrafa Participações Ltda.	35,556	36,665	-	-
Nova Tarrafa Inc.	2,150	2,541	-	-
Advances for Future Capital Increase	21	21	-	-
Nova Tarrafa Participações Ltda.	21	21	-	-
Goodwill on Acquisition of Investments	783	1,252	367,750	419,821
CRT	783	1,252	783	1,252
IG Cayman	-	-	215,553	254,506
MTH Ventures do Brasil	-	-	84,614	90,132
IBEST Group	-	-	61,157	67,818
BRT Cabos Submarinos Group	-	-	5,643	6,113
Investments Valued using the Acquisition Cost	6,910	6,910	46,059	46,059
Tax Incentives (Net of Allowance for Losses)	358	368	23,870	23,516
Other Investments	-	-	389	389
Total	4,236,995	4,366,730	438,068	489,785

Advances for future capital increase in favor of the subsidiaries were considered in the investments appraisal, for the allocated investments are only awaiting for the formalization of the corporate acts of these companies, so that the respective capital increases in favor of the Company can be made.

Investments valued using the equity method: comprise the Company’s ownership interest in its subsidiaries Brasil Telecom S.A., Nova Tarrafa Participações Ltda., and Nova Tarrafa Inc., the principal data of which are as follow:

	BT S.A.	NTP (Ltda.)	NTI
Shareholder’s Equity	6,231,367	35,556	2,150
Capital	3,435,788	32,625	2,357
Book Value Per Share / Sharequota (R$)	0.012	1.09	2,143.57
Net Income (Loss) in the Quarter	45,073	(2,323)	(199)
Number of Shares/Sharequotas held by Company
Common Shares	247,276,380,758	-	1,003
Preferred Shares	116,685,184,225	-	-
Sharequotas	-	32,624,928	-
Ownership % in Subsidiary’s Capital(1)
In Total Capital	67.19%	99.99%	100%
In Voting Capital	99.07%	99.99%	100%
(1) It considers the outstanding capital stock.

The following valued compose the Equity Method:

OPERATING	NON-OPERATING
	06/30/05	06/30/04	06/30/05	06/30/04
Brasil Telecom S.A.	35,211	109,696	1,729	(7,407)
Nova Tarrafa Inc.	(503)	219	-	-
Nova Tarrafa Participações Ltda.	(2,323)	(5)	-	-
Total	32,385	109,910	1,729	(7,407)

Investments valued using the acquisition cost: ownership interest obtained by converting into shares or capital quotas the tax incentive investments in regional FINOR/FINAM funds, or those investments based on the Law of Incentive to Information Technology Companies, or the Audiovisual Law. The amount is predominantly composed of shares of other telecommunications companies located in the regions covered by the regional incentives.

Tax incentives: arise from investments in FINOR/FINAM and Audiovisual funds, originated in the investment of allowable portions of income tax due.

Other investments: are related to collected cultural assets.

26. PROPERTY, PLANT AND EQUIPMENT

PARENT COMPANY
Nature	06/30/05				03/31/05
	Annual depreciation rates	Cost	Accumulated depreciation	Net book value	Net book value
Assets for General Use	5% - 20%	53,402	(52,217)	1,185	1,158
Other Assets	20%(1)	3,926	(3,837)	89	93
Total		57,328	(56,054)	1,274	1,251

CONSOLIDATED
Nature	06/30/05				03/31/05
	Annual depreciation rates	Cost	Accumulated depreciation	Net book value	Net book value
Construction in Progress	-	630,503	-	630,503	526,764
Public Switching Equipment	20%	4,990,871	(4,466,466)	524,405	575,797
Equipments and Transmission Means	17.6%(1)	11,090,214	(7,778,799)	3,311,415	3,501,703
Terminals	20%	478,181	(433,373)	44,808	50,483
Data Communication Equipment	20%	1,454,117	(705,361)	748,756	750,308
Buildings	4%	906,930	(488,524)	418,406	417,608
Infrastructure	9.1%(1)	3,572,954	(1,949,111)	1,623,843	1,653,219
Assets for general use	18.2%(1)	960,543	(606,148)	354,395	363,955
Land	-	88,233	-	88,233	86,058
Other Assets	20%(1)	1,002,466	(427,999)	574,467	592,572
Total		25,175,012	(16,855,781)	8,319,231	8,518,467
(1) Annual average weighted rate.

According to the STFC concession contracts, the subsidiary’s assets (Brasil Telecom S.A.) that are indispensable to providing the service, and qualified as “reversible assets” at the time of expiry of the concession will automatically revert to ANATEL, the subsidiary being entitled to the right to the compensation stipulated in the legislation and the corresponding contracts.

Rent Expenses

The Company rents properties, posts, access through third-party land areas (roads), equipment and connection means, formalized through several contracts, which mature on different dates. Some of these contracts are intrinsically related to the provision of services and are long-term agreements. Total rent expenses related to such contracts amount to R$2 (R$ 42 in 2004) for the Company and R$ 132,074 (R$ 109,649 in 2004) for the consolidated.

Leasing

The Company and the subsidiary Brasil Telecom S.A. have lease contracts for information technology equipment. This type of leasing is also used for aircraft to be used by the Company and the subsidiary in consortium with other companies, where the participation is 15.6% for the Company and 54.4% for the subsidiary. Leasing expenses recorded amounted to R$ 662 for the Company and R$ 5,861 (R$ 10,048 in 2004) for the consolidated.

Insurance (not revised by independent auditors)

An insurance policy program is maintained for covering reversible assets and loss of profits as established in the Concession Contract with the government. Insurance expenses in the quarter were R$1,957 (R$ 879 in 2004) for the Company and R$ 8,342 (R$ 5,947 in 2004) for the consolidated.

The assets, responsibilities and interests covered by insurance are the following:

Type	Cover	Amount insured
		06/30/05	03/31/05
Operating risks	Buildings, machinery and equipment, installations, call centers, towers, infrastructure and information technology equipment	11,908,048	11,894,152
Loss of profit	Fixed expenses and net income	8,163,247	8,163,247
Contractual guarantees	Compliance with contractual obligations	214,142	214,142
Civil liabilities	Telephony service operations	12,000	12,000

Insurance policies are also in force for third party liability and officers’ liability, the amount insured being the equivalent of US$ 30,000,000.00 (thirty million US dollars).

There is no contractual civil liability insurance to cover clients in the case of claims or judicial suits, or optional third party liability for third party claims involving Company vehicles.

27. DEFERRED CHARGES

PARENT COMPANY	CONSOLIDATED
	06/30/05			03/31/05
	Cost	Accumulated Amortization	Net book Value	Net book Value
Data Processing Systems	148	(74)	74	81
Total	148	(74)	74	81

CONSOLIDATED
	06/30/05			03/31/05
	Cost	Accumulated Amortization	Net book Value	Net book Value
Data processing Systems	820,885	(258,200)	562,685	568,201
Installation and Reorganization Costs	339,412	(123,704)	215,708	231,792
Goodwill on CRT Merger	650,742	(592,914)	57,828	89,086
Other	15,573	(7,871)	7,702	8,100
Total	1,826,612	(982,689)	843,923	897,179

Out of the goodwill amount, R$ 51,673 (R$ 82,676 on 03/31/05) was originated in the merger of CRT into the subsidiary Brasil Telecom S.A and the amortization is being carried out over five years, based on the expected future profitability of the acquired investment.

28. PAYROLL AND RELATED CHARGES

PARENT COMPANY	CONSOLIDATED
	06/30/05	03/31/05	06/30/05	03/31/05
Salaries and Compensation	38	16	1,970	4,113
Payroll Charges	442	650	84,614	69,337
Benefits	33	928	5,421	4,665
Other	-	-	7,459	7,644
Total	513	1,594	99,464	85,749
Current	513	1,594	94,630	80,925
Long-term	-	-	4,834	4,834

29. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

PARENT COMPANY	CONSOLIDATED
	06/30/05	03/31/05	06/30/05	03/31/05
Trade Accounts Payable	493	365	1,534,261	1,521,580
Third-party Consignments	113	111	85,659	102,496
Total	606	476	1,619,920	1,624,076
Current	606	476	1,608,974	1,617,495
Long-term	-	-	10,946	6,581

The amounts recorded under long-term are derived from liabilities to remunerate the third party network, the settlement of which depends on verification between the operators, such as the reconciliation of traffic.

30. INDIRECT TAXES

PARENT COMPANY	CONSOLIDATED
	06/30/05	03/31/05	06/30/05	03/31/05
ICMS (State VAT)	68	68	1,162,064	1,187,643
Taxes on Operating Revenues (PIS and COFINS)	17,665	3,255	146,535	134,408
Other	5	5	22,705	22,934
Total	17,738	3,328	1,331,304	1,344,985
Current	2,814	3,328	680,460	726,027
Long-term	14,924	-	650,844	618,958

The Company paid PIS and COFINS taxes in installments, through the Special Payment in Installments (“PAES”), whose balance is restated by the long-term interest rate (TJLP) at R$ 41,796 (R$ 42,223 on March 31, 2005), to be paid in installments for the remaining 96 months.

The long-term portion refers to ICMS (State VAT) on the 69/98 Agreement, which is being challenged in court, and is being deposited in escrow. It also includes the ICMS deferral, based on incentives by the government of the State of Paraná.

31. TAXES ON INCOME

PARENT COMPANY	CONSOLIDATED
	06/30/05	03/31/05	06/30/05	03/31/05
Income Tax - Legal Entity
Payables Due	38,970	40,555	150,944	110,626
Suspended Liabilities	-	-	-	25,223
Law 8,200/91 – Special Monetary Restatement	-	-	7,949	8,341
Subtotal	38,970	40,555	158,893	144,190
Social Contribution on Income
Payables Due	12,555	14,493	49,805	37,643
Law 8,200/91 – Special Monetary Restatement	-	-	2,862	3,003
Subtotal	12,555	14,493	52,667	40,646
Total	51,525	55,048	211,560	184,836
Current	25,817	23,145	175,570	111,629
Long-term	25,708	31,903	35,990	73,207

32. DIVIDENDS/INTEREST ON SHAREHOLDERS’ EQUITY AND EMPLOYEE PROFIT SHARING

PARENT COMPANY	CONSOLIDATED
	06/30/05	03/31/05	06/30/05	03/31/05
Controlling Shareholders	-	8,247	-	8,247
Dividends/Interest on Shareholders’ Equity	-	8,247	-	8,247
Minority Shareholders	50,206	63,391	100,640	104,903
Dividends/Interest on Shareholders’ Equity	-	35,014	-	35,014
Dividends/Interest on Shareholders’ Equity Made Available and Not Required	50,206	28,377	100,640	69,889
Total Shareholders	50,206	71,638	100,640	113,150
Employees and Management Profit Sharing	1,322	2,252	32,559	39,044
Total	51,528	73,890	133,199	152,194

33. LOANS AND FINANCING (INCLUDING DEBENTURES)

PARENT COMPANY	CONSOLIDATED
	06/30/05	03/31/05	06/30/05	03/31/05
Loans	-	-	23,386	26,529
Financing	381,943	382,069	3,945,672	4,103,837
Accrued Interest	99,107	83,555	472,218	434,086
Total	481,050	465,624	4,441,276	4,564,452
Current	217,148	203,972	910,288	825,131
Long-term	263,902	261,652	3,530,988	3,739,321

Financing

PARENT COMPANY	CONSOLIDATED
	06/30/05	03/31/05	06/30/05	03/31/05
BNDES	-	-	2,090,553	2,219,769
Financial Institutions	-	-	1,295,896	1,326,879
Debentures	480,820	465,267	1,026,970	985,695
Suppliers	230	357	4,471	5,580
Total	481,050	465,624	4,417,890	4,537,923

Financing denominated in local currency: bear fixed interest rates of 2.47% p.a. and 14% p.a. resulting in an average weighted rate of 8.5% p.a. and variable interest based on TJLP (Long-term interest rates) plus 3.85% p.a. to 6.5% p.a., UMBNDES (unit of the National Social and Economic Development Bank) plus 3.85% p.a. to 6.5% p.a., 100% of CDI, CDI + 1.0%, and General Market Price Index (IGP-M) plus 12% p.a. resulting, these variable interest, in an average weighted rate of 15.2% p.a..

Financing denominated in foreign currency: bear fixed interest rates of 1.75% to 9.38%, resulting in an average rate of 8.9% p.a. and variable interest rates of LIBOR plus 0.5% to 4.0% p.a. over the LIBOR, 1.92% p.a. over YEN LIBOR, resulting, these variable interest, in a weighted average rate of 2.4% p.a. The LIBOR and YEN LIBOR rates on March 31, 2005, for semiannual payments were 3.71% p.a. and 0.0663% p.a., respectively.

Debentures

Parent Company: In 2000, the Company issued debentures convertible into preferred shares and the purpose of the funds was financing part of the investment program of subsidiary Brasil Telecom S.A. The restated balance of the debentures, amounting to R$480,820, will be amortized in two installments, maturing in July in years 2005 and 2006. The debentures yield TJLP plus 4% p.a., payable semiannually. The portion of the interest attributed to TJLP variation exceeding 6% p.a., will be capitalized to the debentures balance.

Subsidiary Brasil Telecom S.A.: third public issue of 50,000 non-convertible debentures without renegotiation clause, with a unit face value of R$10, totaling R$500,000, issued on July 5, 2004. The restated balance of these debentures is R$ 546,150, with maturity on July 5, 2009. Yield corresponds to an interest rate of 100% of the CDI plus 1% p.a., payable half-yearly.

Loans

CONSOLIDATED
	06/30/05	03/31/05
Loans - Other	23,386	26,529
Total – Long-Term	23,386	26,529

The amount recorded as Other Loans, of R$ 23,386 (R$ 26,529 on March 31, 2005), refers to VANT’s debt with the former parent company. Such liability is due on December 31, 2015, restated only by the US dollar exchange variation.

Repayment Schedule

The long-term portion is scheduled to be paid as follows:

PARENT COMPANY	CONSOLIDATED
	06/30/05	03/31/05	06/30/05	03/31/05
2006	263,850	261,591	649,959	820,454
2007	52	61	805,034	791,494
2008	-	-	390,254	384,613
2009	-	-	795,795	791,631
2010	-	-	292,063	288,331
2011	-	-	97,905	96,401
After 2012	-	-	499,978	566,397
Total	263,902	261,652	3,530,988	3,739,321

Currency/index debt composition

PARENT COMPANY	CONSOLIDATED
Restated by	06/30/05	03/31/05	06/30/05	03/31/05
TJLP (Long-term interest rate)	480,820	465,267	2,307,361	2,384,938
US DOLLARS	230	357	588,819	657,123
YENS	-	-	461,876	538,996
CDI	-	-	546,150	520,428
UMBNDES (BNDES Basket of Currencies)	-	-	219,820	264,173
Hedge in YENS	-	-	227,783	121,553
UMBNDES HEDGE	-	-	44,193	35,924
IGP/DI	-	-	11,928	5,657
IGPM	-	-	11,877	14,022
US DOLLARS HEDGE	-	-	8,415	7,279
Other	-	-	13,054	14,359
Total	481,050	465,624	4,441,276	4,564,452

Guarantees

The financing contracted by the Subsidiary is guaranteed by collateral of credit rights derived from the provision of telephone services and the Company’s guarantee.

For consolidated loans and financing the subsidiary has hedge contracts on 68.8% of its dollar-denominated and yen loans and financing with third parties and 35.3% of the debt in UMBNDES (basket of currencies) with the BNDES, to protect against significant fluctuations in the quotations of these debt restatement factors. The gains and losses on these contracts are recognized on the accrual basis.

34. LICENSES TO EXPLOIT SERVICES

CONSOLIDATED
	06/30/05	03/31/05
Personal Mobile Service	313,045	304,557
Other Authorizations	11,979	11,619
Total	325,024	316,176
Current	46,815	45,560
Long-term	278,209	270,616

Represented by the terms signed in 2002 and 2004 by the subsidiary 14 Brasil Telecom Celular S.A. totally subsidiary by Brasil Telecom S.A. with ANATEL, to offer SMP Services for the next fifteen years in the same area of operation where the subsidiary has a concession for fixed telephony. Of the contracted value, 10% was paid at the time of signing the contract, and the remaining balance was fully recognized in the BrT Celular’s liabilities to be paid in six equal, consecutive annual installments, with maturities foreseen for the years 2005 to 2010 and 2007 to 2012, depending on the date the terms were signed. The remaining balance is adjusted by the variation of IGP-DI, plus 1% per month.

The amount of other authorizations belongs to VANT, referring to the authorization granted to the use of radiofrequency blocks associated to the exploration of multimedia communication service, obtained from ANATEL. The debit balance, with a variation of the IGP-DI, plus 1% a month, will be paid in six equal, consecutive and annual installments, counted as from April 2006.

35. PROVISIONS FOR PENSION PLANS

Liability formed by Brasil Telecom S.A. due to the actuarial deficit of the social security plans managed by FBrTPREV, appraised by independent actuaries at the end of each fiscal year and in agreement with Deliberation CVM 371/00. On the liabilities registered are recognized the inflation effects based on the fluctuation of INPC, bear fixed interest rates of 6% p. a., according to accrual basis. These recorded charges in income during the quarter were of R$ 35,040, plus R$ 3,683 inherent to management costs, and R$ 4,113 related to non-actuarial provisions recognized in FBrTPREV’s liability.

The amount paid to FBrTPREV in the quarter totaled R$ 49,722 (R$ 45,591 in 2004) and refer to amortizing contributions and administrative costs.

CONSOLIDATED
	06/30/05	03/31/05
FBrTPREV - Plan BrTPREV	494,560	498,141
Total	494,560	498,141
Current	29,973	26,192
Long-term	464,587	471,949

The funds for sponsored supplementary pensions are detailed in Note 6.

36. DEFERRED INCOME

There are contracts with Brasil Telecom S.A. and its subsidiaries related to the cession of telecommunications means, for which the customers made advances aimed at obtaining benefits in the future, forecast for realization in the following periods:

CONSOLIDATED
	06/30/05	03/31/05
2005	13,126	18,751
2006	7,225	5,816
2007	6,960	5,816
2008	6,960	5,816
2009	6,960	5,816
2010	6,960	5,816
2011	6,509	5,365
After 2012	35,264	34,903
Total	89,964	88,099

37. OTHER LIABILITIES

PARENT COMPANY	CONSOLIDATED
	06/30/05	03/31/05	06/30/05	03/31/05
CPMF – Suspended Collection	-	-	25,911	25,327
Liabilities for Acquisition of Tax Credits	-	-	24,344	23,288
Self-Financing Funds	-	-	24,143	24,143
Prepayments	-	-	13,150	7,243
Bank Transfer and Duplicate Receipts in Process	-	-	8,202	8,981
Liabilities with other Telecom Companies	-	-	6,313	6,765
Self-Financing Installment Reimbursement - PCT	-	-	1,576	2,006
Other Taxes Payable	-	-	111	250
Other	5	747	6,651	7,276
Total	5	747	110,401	105,279
Current	5	747	83,025	76,246
Long-term	-	-	27,376	29,033

Self-financing funds

They correspond to the credits of financial participation, paid by engaged subscribers, for acquisition of the right of use of switched fixed phone service, still under the elapsed self-financing modality. It happened that, as the shareholders of the subsidiary Brasil Telecom S.A. - Rio Grande do Sul Branch (former CRT) had fully subscribed the capital increase made to repay in shares the credits for financial participation, on shares remained to be delivered to the engaged subscribers. Part of these engaged subscribers, who did not accept the Public Offering by the Company for devolution of the referred credits in money, as established in article 171, paragraph 2, of Law 6,404/76, are awaiting resolution of the ongoing lawsuit, filed by the Public Prosecution Service and Others, aiming at reimbursement in shares.

Self-financing Installment Reimbursement - PCT

This refers to the payment, either in cash or as offset installments in invoices for services, to prospective subscribers of the Community Telephony Plan - PCT, to compensate the original obligation of repayment in shares. In these cases settlements were agreed or there are judicial rulings.

38. FUNDS FOR CAPITALIZATION

Self-financing funds

The expansion plans (self-financing) were the means by which the telecommunications companies financed network investments. With the issue of Administrative Rule 261/97 by the Ministry of Communications, this mechanism for raising funds was eliminated, and the existing consolidated amount of R$ 7,974 (R$ 7,974 on March 31, 2005) is derived from plans sold prior to the issue of the Administrative Rule, the corresponding assets to which are already incorporated in the Company’s fixed assets through the Community Telephone Plant - PCT. For reimbursement in shares, it is necessary to await the judicial ruling on the suits brought by the interested parties.

39. EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION - EBITDA

The consolidated EBITDA, reconciled with the operating income, is as follows:

CONSOLIDATED
	06/30/05	03/31/05
Operating Income	(96,013)	277,692
Financial Expenses, Net	410,554	338,264
Depreciation	1,287,120	1,181,556
Amortization of Goodwill/Negative Goodwill in Acquisition of Investments (1)	50,238	16,476
EBITDA	1,651,899	1,813,988

Net Operating Revenue	4,970,504	4,237,895

EBITDA Margin	33.2%	42.8%
(1) It does not include the amortization of special goodwill of incorporation registered in account of the deferred asset, in the permanent assets, whose amortization expense composes the non-operating income.

40. COMMITMENTS

Services Rendered due to Acquisition of Assets

BrT SCS Bermuda acquired fixed assets from an already existing company. Together with the assets of underwater cables acquired, it assumed the obligation of providing data traffic services, initially contracted with the company that sold the assets, which was a beneficiary of the financial resources of the respective advances. The time remaining for the providing of such assumed services is around nineteen years.

Financing

On July 19, 2004, the BNDES approved a financing amounting to R$ 1,267,593 billion to Brasil Telecom S.A., which will be used for investments in the fixed telephony plan and operational improvements to comply with the targets set in the General Plan of Universalization Targets - PGMU and in the General Plan of Quality Targets - PGMQ. The financing will be directly provided by the BNDES for a total period of six and a half years, with a grace period of one and a half years. The cost of the financing will be the long-term interest rate (TJLP) plus 5.5% p.a. for 80% of the total financing and a basket of currencies plus 5.5% p.a. for the remaining 20%. Out of the amount approved, the funding of R$ 741,640 has already been made up to the balance sheet date, complemented on July 15, 2005. The balance to complete the amount approved is estimated to be raised until 2006.

41. INFORMATION BY BUSINESS SEGMENT – CONSOLIDATED

Information by segments is presented in relation to the Company and its subsidiaries’ businesses, which was identified based on its performance and management structure, as well as the internal management information.

The operations carried out among the business segments presented were based on conditions equivalent to the market.

The income by segment, as well as the equity items presented, takes into consideration the items directly attributable to the segment, also taking into account those which can be allocated in reasonable basis.

	06/30/05
	Fixed Telephony and Data Communication	Mobile Telephony	Internet	Holding Companies	Elimination among Segments	Consolidated
Gross Operating Revenue	6,805,423	393,506	284,226	-	(371,979)	7,111,176
Deductions from Gross Revenue	(1,996,823)	(110,684)	(33,179)	-	14	(2,140,672)
Net Operating Revenue	4,808,600	282,822	251,047	-	(371,965)	4,970,504
Cost of Services Rendered and Goods Sold	(2,950,925)	(415,005)	(168,064)	-	302,856	(3,231,138)
Gross Income	1,857,675	(132,183)	82,983	-	(69,109)	1,739,366

Operating Expenses, Net	(1,110,314)	(285,597)	(84,134)	(16,542)	71,762	(1,424,825)
Sale of Services	(564,927)	(217,286)	(55,824)	-	92,290	(745,747)
General and Administrative Expenses	(538,393)	(58,836)	(32,272)	(13,283)	6,151	(636,633)
Other Operating Revenues, Net	(6,994)	(9,475)	3,962	(3,259)	(26,679)	(42,445)

Operating Income (Loss) Before Financial Revenues (Expenses) and Equity Accounting Results	747,361	(417,780)	(1,151)	(16,542)	2,653	314,541

Net Income (Loss) for the Period	67,252	(290,001)	39,364	114,772	182,746	114,133

Trade Accounts Receivable	2,180,111	178,824	52,516	-	(161,222)	2,250,229
Inventories	5,090	68,384	-	-	(9)	73,465
Fixed Assets, Net	7,058,440	1,203,432	64,905	1,274	(8,820)	8,319,231

	06/30/05
	Fixed Telephony and Data Communication	Internet	Holding Companies	Elimination among Segments	Consolidated
Gross Operating Revenue	5,947,050	129,444	-	(130,244)	5,946,250
Deductions from Gross Revenue	(1,687,834)	(20,521)	-	-	(1,708,355)
Net Operating Revenue	4,259,216	108,923	-	(130,244)	4,237,895
Cost of Services Rendered and Goods Sold	(2,707,774)	(78,685)	-	64,077	(2,722,382)
Gross Income	1,551,442	30,238	-	(66,167)	1,515,513

Operating Expenses, Net	(928,381)	(31,338)	(8,651)	68,813	(899,557)
Sale of Services	(517,099)	(11,593)	-	72,918	(455,774)
General and Administrative Expenses	(442,740)	(5,278)	(8,623)	2,570	(454,071)
Other Operating Revenues (Expenses)	31,458	(14,467)	(28)	(6,675)	10,288

Operating Income (Loss) Before Financial Revenues (Expenses) and Equity Accounting Results	623,061	(1,100)	(8,651)	2,646	615,956

Net Income (Loss) for the Period	139,490	9,553	132,246	(155,874)	125,415

	03/31/05
	Fixed Telephony and Data Communication	Mobile Telephony	Internet	Holding Companies	Elimination among Segments	Consolidated
Trade Accounts Receivable	2,150,692	128,419	45,941	-	(138,223)	2,186,829
Inventories	5,554	131,973	-	-	-	137,527
Fixed Assets, Net	7,294,973	1,166,327	66,059	1,251	(10,143)	8,518,467

42. MATERIAL FACTS AND NOTICE

Material Facts

Below there are the material facts and notice published after the filing of the Quarterly Information as of the first quarter of 2005. These publications are related to disputes which comprise Solpart’s shareholders concerning the Solpart’s shareholding structure and management of entities which hold a stake in the Company and Opportunity Zain S.A. Solpart is a company that integrates the controlling corporate structure of the Company and Brasil Telecom S.A.’s structure, indirectly. The conclusion of the disputes may result in changes in he Board of Directors and Board of Executive Officers of these companies. However, these disputes do not produce effects that may alter these quarterly financial statements.

I – Material Fact as of May 10, 2005:

“In compliance with the terms set forth in Article 157 of Law 6,404/76 and in CVM Instruction 358/02, Brasil Telecom Participações S.A. and Brasil Telecom S.A. (“Brasil Telecom”) announce that, per request of Investidores Institucionais Fundo de Investimentos em Ações, Judge Alexander Macedo of the 8th Business Court of the Capital District of Rio de Janeiro, upon consideration of Judicial Proceeding 2005.001.051.781 -7, ordered the following:

“I hereby GRANT THE PRELIMINARY INJUNCTION, AS REQUESTED ON ITEMS (I) AND (II) OF THE INITIAL PETITION, WHICH SHALL HAVE EFFECT UNTIL HEARINGS DESIGNATED HEREAFTER TAKE PLACE TO (i) suspend the validity of all acts, whether corporate or contractual, or of any other nature, that seek or have an effect on, directly or indirectly, the implementation of the merger or sale under any agreement of BTC by TIM BRASIL or by any other legal entity of the Telecom Italia Group; (ii) prohibit the accomplishment of any extraordinary managerial act, including but limited to the disposal or sale of any kind, to any party, of any asset of Brasil Telecom and BTC, so as to maintain undamaged its operations, identity, license, and value, without the prior consent and pronouncement of the controlling shareholders.

I hereby impose the penalty of a daily fine, in case of violation of terms set forth herein, on defendants Opportunity Fund and Opportunity Lógica, on defendants that are members of the Telecom Italia Group and on the members of its Board of Directors and Senior Management, in the order of R$20,000,000.00 (twenty million reais), for the violation of any of the dispositions aforementioned, with no loss to the adoption of other measures for the return of the status quo ante.

I hereby designate a special hearing to be held on May 24, 2005, at 3:30 p.m., to be attended by all involved parties or their respective attorneys-in-fact, with powers to transact.”

Brasil Telecom is taking all legal measures to present its reasoning before the court and revoke the preliminary injunction, taking into consideration the major benefits that the transaction would bring to its operations.

Brasília, Brazil, May 10, 2005.

Carla Cico	Paulo Pedrão Rio Branco
Investor Relations Officer	Investor Relations Officer
Brasil Telecom S.A.	Brasil Telecom Participações S.A.”

II – Material Fact as of May 16, 2005:

“In compliance with the terms set forth in Article 157 of Law 6,404/76 and in CVM Instruction 358/02, Brasil Telecom Participações S.A. and Brasil Telecom S.A. (“Brasil Telecom”) announce that, per request of Fundação Vale do Rio Doce de Seguridade Social - Valia, Judge Alexander Macedo of the 8th Business Court of Rio de Janeiro, upon consideration of Judicial Proceeding 2005.001.055962 -9, ordered the following:

“I hereby GRANT THE INJUNCTION, AS REQUESTED ON ITEMS (I) AND (II) OF THE INITIAL COMPLAINT, that is, to suspend the Board of Directors meetings of Brasil Telecom Participações S.A. and Brasil Telecom S.A., scheduled for May 12, 2005, prohibiting its opening and consummation, as well as any other Board of Directors meetings of the companies that include on their respective agendas the approval of the merger agreement or contracts deriving from it, including indemnification agreements for executives, before a General Meeting of Shareholders of Brasil Telecom Participações S.A. is held, ensuring the political rights of preferred shareholders.

I hereby notify defendants that the consummation of any of the aforementioned meetings shall be deemed as noncompliance with judicial order, without prejudice to imposing a fine of R$50,000,000.00 (fifty million reais), for the violation of any of the instructions aforementioned.”

Brasil Telecom is taking all legal measures to present its reasoning before the court and revoke the preliminary injunction, taking into consideration the major benefits that the transaction would bring to its activities.

Brasília, Brazil, May 16, 2005.

Carla Cico	Paulo Pedrão Rio Branco
Investor Relations Officer	Investor Relations Officer
Brasil Telecom S.A.	Brasil Telecom Participações S.A.”

III – Material Fact as of May 16, 2005 (only from the Company):

“Brasil Telecom Participações S.A. (“BTP”) announces that it was informed by Opportunity Prime Investment Services Ltd. that, as a result of agreed adjustments, the latter is committed to sell, directly or indirectly, 9,857,000,000 (nine billion, eight hundred and fifty-seven million) BTP nominative common shares to Telecom Italia S.p.A. in a period not to exceed 24 (twenty four) months starting from April 28, 2005.

The aforementioned transaction is subject to a number of conditions to closing.

Brasília, Brazil, May 16, 2005.

Paulo Pedrão Rio Branco
Investor Relations Officer
Brasil Telecom Participações S.A.”

IV – Notice as of June 1, 2005:

“Brasil Telecom Participações S.A. and Brasil Telecom S.A. (conjunctly “Brasil Telecom”) reproduce below the Material Fact published by Citigroup Venture Capital International Brazil, L.P. on June 01, 2005 in the following newspapers: (i) Valor Econômico, (ii) Correio Braziliense, (iii) Jornal de Brasília, and (iv) Diário Mercantil.

“In compliance with CVM/SEP/GEA-2 Written Notice 225/05, dated May 27, 2005, and the terms of CVM Instruction 358, dated January 3, 2002, International Equity Investments, Inc. (“IEII”), as the sole shareholder and limited partner of Citigroup Venture Capital International Brazil, L.P. (the “CVC Fund”), Investidores Institucionais Fundo de Investimento em Ações (the “National Fund”), Caixa de Previdência dos Funcionários do Banco do Brasil – Previ, Fundação dos Economiários Federais – Funcef e Fundação Petrobras de Seguridade Social – Petros (the preceding three conjunctly denominated the “Pension Funds”), in view of the publication of press releases announcing the existence of contractual adjustments entered into by the aforementioned entities, clarifies and informs the market as follows:

• In March 2005, IEII and the CVC Fund, represented by its current manager, Citigroup Venture Capital International Brazil LLC, entered into certain agreements with the National Fund and the Pension Funds, including the Shareholders Agreement of Opportunity Zain S.A. (“Zain” or the “Company”), as announced in the material fact published on 03.11.05 (collectively, the “Agreements”).

• The Agreements establish that the CVC Fund and the National Fund, with combined shareholdings of around 90% of the voting and total capital of Zain, will conjunctly perform the corporate control of such Company and Invitel S.A. (“Invitel”), a company controlled by Zain with about 68% of its voting and total capital, and in which the Pension Funds and other non-publicly held pension entities hold nearly the totality of the remaining voting and total capital. The Agreements also establish that the parties are to attempt to disinvest, under identical terms, conjunctly and in an organized manner, their shareholdings in Zain and Invitel, companies which control, among other companies, Brasil Telecom Participações S.A. (“BTP”), Brasil Telecom S.A. (“BT”) and 14 Brasil Telecom Celular S.A. (“BTC”).

• In the context of the execution of the Agreements, the Pension Funds singed the Put Option on Shares Issued by Opportunity Zain S.A. Agreement, granting the CVC Fund a put option on its Zain shares, which may be exercised in a limited period of time, but not before November 2007. If and when the CVC Fund exercises its put option, a right conditioned to the occurrence of future and uncertain events, some of which are out of the control of the CVC Fund, the National Fund and the Pension Funds, the exercise price is to be set to R$1,045,941,692.43, adjusted by the variation of the IGP-DI Index + 5% p.a.. The fulfillment of the conditions to the exercise of such put option granted by the Pension Funds does not depend or is tied to the occurrence of any operation or business involving, directly or indirectly, property or other assets owned by Zain, Invitel or any of their controlled companies, among which, BTP, BT and BTC.”

This announcement is merely for information purposes and under no circumstances reflects a judgment, opinion or approval by Brasil Telecom about the agreements referred to in the above Material Fact.

Brasília, Brazil, June 01, 2005.

Carla Cico	Paulo Pedrão Rio Branco
Investor Relations Officer	Investor Relations Officer
Brasil Telecom S.A.	Brasil Telecom Participações S.A.”

V – Material Fact as of June 3, 2005:

“In compliance with CVM Instruction 358/02, Brasil Telecom S.A. and Brasil Telecom Participações S.A. announce that the companies were informed of the following:

“Citigroup Venture Capital International Brazil, L.P. (“CVC Fund”) informs that the District Judge of the United States District Court of the Southern District of New York, on the record of the action brought by International Equity Investments, Inc., Citigroup Venture Capital International Brazil, LLC and the CVC Fund (“Plaintiffs”) against Opportunity Equity Partners and Mr. Daniel Valente Dantas (“Defendants”), granted, on June 02, 2005, a preliminary injunction determining that the Defendants, the officers, agents, servants, employees, and attorneys of each of the Defendants, and those persons in active concert or participation with either of the Defendants who receive actual notice of this order by personal service or otherwise, are enjoined and restrained, pending the determination of the abovementioned action, from:

(i) executing, enforcing, consummating, performing any obligation under, or otherwise giving effect to the following Agreements (as defined in the text of the Order): “Cellular Acquisition Agreement” and accompanying Protocol; the “Second Amendment to the Solpart Shareholders Agreement”, the “Solpart Master Agreement”, the settlement agreement between Telecom Italia, on the one hand, and Techold and Timepart, on the other, and the related Private Agreement Instrument and Transaction submitted in the original Portuguese as Exhibits H and I, respectively, of the “May 17, 2005 Hibshoosh Declaration”; and in English translation as Exhibits D and E, respectively, of the “June 1, 2005 Hibshoosh Declaration”;

(ii) entering into any transaction or any agreement that is not in the ordinary course of business (including any amendment to the “Solpart Shareholders Agreement” or any other shareholders’ agreement) involving any entity in which the CVC Fund has a direct or indirect interest;

(iii) taking any action in furtherance of the foregoing.”

Brasília, Brazil, June 03, 2005.

Carla Cico	Paulo Pedrão Rio Branco
Investor Relations Officer	Investor Relations Officer
Brasil Telecom S.A.	Brasil Telecom Participações S.A.”

VI – Material Fact as of July 26, 2005 (only from the Company):

Brasil Telecom Participações S.A. (“Company”), in compliance with Article 157 of Brazilian Corporate Law 6,404/76 and Instruction 358/2002 from Brazilian Securities and Exchange Commission (CVM – Comissão de Valores Mobiliários), informs to its shareholders and to the capital markets in general that, on July 26, 2005, was filed before the Brazilian Securities and Exchange Commission, the São Paulo Stock Exchange (BOVESPA: Bolsa de Valores de São Paulo) and the Securities and Exchange Commission, on a single document, Notice to Shareholders and Notice of Cancellation of Extraordinary General Meeting Call, which is transcribed below:

“NOTICE TO SHAREHOLDERS
AND
NOTICE OF CANCELLATION OF EXTRAORDINARY GENERAL MEETING CALL

The shareholders of Brasil Telecom Participações S.A. (“Company”) are hereby informed that the Extraordinary General Meeting, which would be held on July 27, 2005, at 9 a.m., was cancelled.

The decision to cancel the Extraordinary General Meeting scheduled for July 27, 2005 is based on the following facts and understandings:

(i) Telecom Italia International N.V.’s notice received by the Company on July 26, 2005, through which such company, shareholder of Solpart Participações S.A. (“Solpart”), who is controlling shareholder of the Company:

        (a) Informs that the vote instruction resulting from the prior shareholders’ meeting of Invitel S.A. (“Invitel”), held on July 22, 2005, based on Invitel’s Shareholders Agreement, amended and consolidated on May 4, 1999, ratified by resolution of a prior shareholders’ meeting of Invitel, held on July 25, 2005, at 3 p.m., would not respect the rights guaranteed by the shareholders’ agreement of Solpart, amended and consolidated on August 27, 2002;

        (b) Alerts that (i) the Chairman of the Board of Directors of the Company, as the President of the General Meeting (Article 16 of the Company’s bylaws), can not accept any vote issued in disregard of the dispositions provided for in the shareholders’ agreement, as established on Law 6,404/76, Article 118, paragraph 8th, and (ii) such vote will be considered null and without any effect;

        (c) Mentions that Caixa de Previdência dos Funcionários do Banco do Brasil - Previ and its sponsor, Banco do Brasil S.A. itself, hold, directly or indirectly, a controlling stake at Brasil Telecom S.A. (“BrT”) and Telemar Norte Leste S.A., according to charges pressed before Anatel by Solpart, situation that would have been aggravated by the celebration of the Shareholders’ Agreement, on March 9, 2005, among Citigroup Venture Capital International Brasil L.P., Investidores Institucionais Fundo de Investimento em Ações, Previ and other pension funds, which significantly increases the level of interference of its signatories, including Previ, on BrT’s management;

        (d) Alerts that the fact mentioned on letter (c) above violates Law 9,427/97 (General Telecommunications Law) and other applicable legal dispositions, which could lead BrT to incur in severe penalties, including the termination of its concession;

(ii) Invitel’s Shareholders Agreement and Solpart’s Shareholders Agreement are filed at the Company’s headquarters, and, therefore, shall be observed by the Company’s management, pursuant to Article 118 of Law 6,404/76;

(iii) The existence of conflicting vote instructions addressed to Solpart creates an enormous uncertainty regarding the conduct Solpart and the General Meeting Chairman shall adopt;

(iv) The administrator’s fiduciary duties, in light of the current situation, requires him to act cautiously, being mandatory, when necessary, the preservation of the legal security related to any material facts that affect the Company;

(v) The maintenance of the General Meeting, in spite of those divergences, would create an extremely unstable situation to the Company and the resolutions would undoubtedly be questioned by any party that feels adversely affected; and

        (v) Such instability would affect the Company, its shareholders and the capital markets as a whole. Moreover, it is important to stress out that 81% of the Company’s total capital is pulverized within the market, which means that the minority shareholders are, possibly, the ones to suffer the greater losses related to the Company’s control dispute.

The Company will publish, on July 27, 2005, Material Fact regarding this notice cancellation and the reasons that motivated such notice.

Brasília – DF, July 26, 2005

Luis Octavio Carvalho da Motta Veiga
Chairman of the Board of Directors”

VII – Material Fact as of July 27, 2005 (only from the Company):

Brasil Telecom Participações S.A. (“BTP or the “Company”) (BOVESPA: BRTP3/BRTP4; NYSE: BRP), in compliance with Article 157 of Brazilian Corporate Law 6,404/76 and Instruction 358/2002 issued by the Brazilian Securities and Exchange Commission (CVM – Comissão de Valores Mobiliários), informs its shareholders and the capital markets in general that the Extraordinary Shareholders Meeting convened to be held on July 27th, 2005 was not consummated due to a judicial decision granted by the Second Federal Court of Florianópolis, Judicial Section of Santa Catarina, upon consideration of the Popular Action no. 2005.72.00.00.7938 -1 (the “Judicial Decision of the Second Federal Court of Florianópolis-SC”), which, among other orders, expressly canceled the convened Extraordinary Shareholders Meeting.

As previously informed to the Company’s shareholders and the capital markets in general, through a Notice to Shareholders and Notice of Cancellation of Extraordinary Shareholders Meeting published in the Official Gazette of the Federal Executive and also in the Brazilian newspapers named “Valor Econômico” and “Correio Braziliense” on July 27th, 2005, the Extraordinary Shareholders Meeting above mentioned had already been cancelled due to the reasons addressed in the “Notice to Shareholders and Notice of Cancellation of Extraordinary Shareholders Meeting” filed on July 26th, 2005 before the Brazilian Securities and Exchange Commission, São Paulo Stock Exchange (BOVESPA – Bolsa de Valores de São Paulo) and the SEC - Securities and Exchange Commission.

Nevertheless, in spite of the cancellation of the Extraordinary Shareholders Meeting and the orders set forth in the Judicial Decision of the Second Federal Court of Florianópolis/SC, the shareholders Fundação Petrobrás de Seguridade Social – Petros, Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, Citigroup Venture Capital International Brazil, L.P., Invitel S.A. and Fabio de Oliveira Moser, holders of, approximately, 8.1% of the Company’s voting capital, and the entities Investidores Institucionais FIA, Zain Participações S.A., without any participation of BTP or any other shareholder of the Company, prepared and filed at the Company’s headquarters a document entitled “extraordinary shareholders meeting minutes” in which such shareholders, without respect to the Article 16 of the Company’s By-laws and Article 125 of the Brazilian Corporate Law, would have decided upon the matters pertaining to the agenda of the canceled Extraordinary Shareholders Meeting.

Brasília, July 27, 2005

Humberto José Rocha Braz
Chief Executive Officer
Brasil Telecom Participações S.A

VIII - Material Fact as of July 28, 2005 (only from the Company)

Brasil Telecom Participações S.A. (“BTP or the “Company”) (BOVESPA: BRTP3/BRTP4; NYSE: BRP), in compliance with Article 157 of Brazilian Corporate Law 6,404/76 and Instruction 358/2002 issued by the Brazilian Securities and Exchange Commission (CVM – Comissão de Valores Mobiliários), informs its shareholders and the capital markets in general that a court order issued on July 28, 2005, by The Honorable Vice-Chief Justice of the Superior Court of Justice, Mr. Sálvio de Figueiredo Teixeira, interim president of the Superior Court of Justice, confirmed the illegality of BTP’s Extraordinary General Meeting, held on July 27, 2005, at 9 a.m., conducted in violation of the preliminary injunction issued by the 2nd Federal Court of Florionópolis, Case 2005.72.00.00.7938 -1, which was in force at the time, and, therefore, ordered the suspension of all judicial suits that deal with the matter, until the merit judgment of the Jurisdiction Conflict, regarding the 4th Federal Court of Brasília – DF is finalized.

The above mentioned court order is absolutely clear in stating that the judicial decision granted by the 2nd Federal Court of Santa Catarina was not revoked, but only suspended in respect to its future effects, until final judgment, reason for which such Extraordinary General Meeting, held on July 27, 2005 is void and, therefore, has no effect whatsoever.

A partial transcription of the court order issued by The Honorable Vice-Chief Justice Mr. Sálvio de Figueiredo Teixeira can be read below:

“…With effect, one can conclude that the judicial suit filed before the Federal Court of Florianópolis may reflect on the issue of the change of share and administrative control of BrT.
Therefore, in order to make effective the performance of the judicial injunction issued by the Presidency of this Court, it is mandatory to suspend all legal suits in course until judgment of the conflict is rendered.
Nevertheless, it is impracticable to grant the revocation request of the above mentioned preliminary injunction, since such action, should it be the case, must be required and decided by the Judge who is, at the end, deemed to have jurisdiction over the matter…”

Brasília, July 28th, 2005

Humberto José Rocha Braz
Chief Executive Officer
Brasil Telecom Participações S.A”

43. SUBSEQUENT EVENTS

Release of Installment of a Financing Contracted with the National Bank for Economic and Social Development (BNDES)

On July 15, 2005, BNDES released to Brasil Telecom S.A. the amount of R$ 252,016, related to another installment of the investment contracted with that entity. More details on this operation are included in note 40.

Acquisition of Shares in IG Cayman

According to the decisions made at the meetings of the Board of Directors of Brasil Telecom Participações S.A. (“Company”) and Brasil Telecom S.A. held on December 18, 2003, and under the same conditions of those of the put options mentioned in the Material Fact of November 24, 2004, on July 26, 2005 Brasil Telecom Subsea Cable Systems (Bermuda) Ltd. (“BrT SCS Bermuda”), a Company’s subsidiary, acquired 3,750,500 Class A Common Shares and 6,249,848 Class B Common Shares in Internet Group Limited (“IG Cayman”), a fruit of the exercise of the put option granted within the scope of the offers to the shareholders: Global Investments and Consulting Inc., Opportunity Fund and Vicência Participações Ltda.

These shares represent 25.6% of the total capital of IG Cayman, and they were acquired at the total price of US$ 27.851 million. With the acquisition of these shares, BrT SCS Bermuda now holds together with BTP 98.2% of the total capital of IG Cayman.

-.-.-.-.-.-.-.-.-.-.-.-

05.01 - COMMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER

See Comments on the Consolidated Performance in the Quarter.

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 – 06/30/2005	4 – 03/31/2005
1	TOTAL ASSETS	17,406,089	18,012,188
1.01	CURRENT ASSETS	5,874,514	6,309,167
1.01.01	CASH AND CASH EQUIVALENTS	2,371,579	2,802,270
1.01.02	CREDITS	2,250,229	2,186,829
1.01.02.01	ACCOUNTS RECEIVABLE FROM SERVICES	2,250,229	2,186,829
1.01.03	INVENTORIES	73,465	137,527
1.01.04	OTHER	1,179,241	1,182,541
1.01.04.01	LOANS AND FINANCING	2,756	2,683
1.01.04.02	DEFERRED AND RECOVERABLE TAXES	876,782	836,328
1.01.04.03	JUDICIAL DEPOSITS	153,277	142,535
1.01.04.04	DIVIDENDS RECEIVABLE	0	0
1.01.04.05	OTHER ASSETS	146,426	200,995
1.02	LONG-TERM ASSETS	1,930,353	1,797,590
1.02.01	OTHER CREDITS	0	0
1.02.02	INTERCOMPANY RECEIVABLES	0	0
1.02.02.01	FROM ASSOCIATED COMPANIES	0	0
1.02.02.02	FROM SUBSIDIARIES	0	0
1.02.02.03	FROM OTHER RELATED PARTIES	0	0
1.02.03	OTHER	1,930,353	1,797,590
1.02.03.01	LOANS AND FINANCING	114,532	124,454
1.02.03.02	DEFERRED AND RECOVERABLE TAXES	1,148,402	1,074,141
1.02.03.03	INCOME SECURITIES	1,684	0
1.02.03.04	JUDICIAL DEPOSITS	580,668	509,928
1.02.03.05	INVENTORIES	0	0
1.02.03.06	OTHER ASSETS	85,067	89,067
1.03	PERMANENT ASSETS	9,601,222	9,905,431
1.03.01	INVESTMENTS	438,068	489,785
1.03.01.01	ASSOCIATED COMPANIES	4	4
1.03.01.02	SUBSIDIARIES	0	0
1.03.01.03	OTHER INVESTMENTS	438,064	489,781
1.03.02	PROPERTY, PLANT AND EQUIPMENT	8,319,231	8,518,467
1.03.03	DEFERRED CHARGES	843,923	897,179

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 – 06/30/2005	4 – 03/31/2005
2	TOTAL LIABILITIES	17,406,089	18,012,188
2.01	CURRENT LIABILITIES	4,059,934	3,974,199
2.01.01	LOANS AND FINANCING	647,082	600,892
2.01.02	DEBENTURES	263,206	224,239
2.01.03	SUPPLIERS	1,523,315	1,514,999
2.01.04	TAXES, DUTIES AND CONTRIBUTIONS	856,030	837,656
2.01.04.01	INDIRECT TAXES	680,460	726,027
2.01.04.02	TAXES ON INCOME	175,570	111,629
2.01.05	DIVIDENDS PAYABLE	100,640	113,150
2.01.06	PROVISIONS	326,973	338,992
2.01.06.01	PROVISION FOR CONTINGENCIES	297,000	312,800
2.01.06.02	PROVISION FOR PENSION PLAN	29,973	26,192
2.01.07	RELATED PARTY DEBTS	0	0
2.01.08	OTHER	342,688	344,271
2.01.08.01	PAYROLL AND SOCIAL CHARGES	94,630	80,925
2.01.08.02	CONSIGNMENTS IN FAVOR OF THIRD PARTIES	85,659	102,496
2.01.08.03	EMPLOYEE PROFIT SHARING	32,559	39,044
2.01.08.04	LICENSE FOR OPERATING TELECOMS SERVICES	46,815	45,560
2.01.08.05	OTHER LIABILITIES	83,025	76,246
2.02	LONG-TERM LIABILITIES	5,454,411	5,649,907
2.02.01	LOANS AND FINANCING	2,767,224	2,977,865
2.02.02	DEBENTURES	763,764	761,456
2.02.03	PROVISIONS	907,250	899,383
2.02.03.01	PROVISION FOR CONTINGENCIES	442,663	427,434
2.02.03.02	PROVISION FOR PENSION PLAN	464,587	471,949
2.02.04	RELATED PARTY DEBTS	0	0
2.02.05	OTHER	1,016,173	1,011,203
2.02.05.01	PAYROLL AND SOCIAL CHARGES	4,834	4,834
2.02.05.02	SUPPLIERS OF MATERIALS AND SERVICES	10,946	6,581
2.02.05.03	INDIRECT TAXES	650,844	618,958
2.02.05.04	TAXES ON INCOME	35,990	73,207
2.02.05.05	LICENSE FOR OPERATING TELECOMS SERVICES	278,209	270,616
2.02.05.06	OTHER LIABILITIES	27,376	29,033
2.02.05.07	FUND FOR CAPITALIZATION	7,974	7,974
2.03	DEFERRED INCOME	89,964	88,099
2.04	MINORITY INTERESTS	2,064,899	2,126,405
2.05	SHAREHOLDERS’ EQUITY	5,736,881	6,173,578
2.05.01	CAPITAL	2,596,272	2,596,272
2.05.02	CAPITAL RESERVES	309,178	309,178
2.05.03	REVALUATION RESERVES	0	0

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 – 06/30/2005	4 – 03/31/2005
2.05.03.01	COMPANY ASSETS	0	0
2.05.03.02	SUBSIDIARIES/ASSOCIATED COMPANIES	0	0
2.05.04	PROFIT RESERVES	879,550	879,550
2.05.04.01	LEGAL	208,487	208,487
2.05.04.02	STATUTORY	0	0
2.05.04.03	CONTINGENCIES	0	0
2.05.04.04	REALIZABLE PROFITS RESERVES	671,063	671,063
2.05.04.05	PROFIT RETENTION	0	0
2.05.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	0	0
2.05.04.07	OTHER PROFIT RESERVES	0	0
2.05.05	RETAINED EARNINGS	1,951,881	2,388,578

07.01 - CONSOLIDATED STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 – 04/01/2005 TO 06/30/2005	4 - 01/01/2005 TO 06/30/2005	5 - 04/01/2004 TO 06/30/2004	6 - 01/01/2004 TO 06/30/2004
3.01	GROSS REVENUE FROM SALES AND SERVICES	3,642,445	7,111,176	3,037,406	5,946,250
3.02	DEDUCTIONS FROM GROSS REVENUE	(1,119,517)	(2,140,672)	(874,806)	(1,708,355)
3.03	NET REVENUE FROM SALES AND SERVICES	2,522,928	4,970,504	2,162,600	4,237,895
3.04	COST OF SALES	(1,645,432)	(3,231,138)	(1,386,447)	(2,722,382)
3.05	GROSS PROFIT	877,496	1,739,366	776,153	1,515,513
3.06	OPERATING INCOME/EXPENSES	(1,074,132)	(1,835,379)	(540,311)	(1,237,821)
3.06.01	SELLING EXPENSES	(374,998)	(745,747)	(234,301)	(455,774)
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(327,058)	(636,633)	(223,639)	(454,071)
3.06.03	FINANCIAL	(358,368)	(410,554)	(86,700)	(338,264)
3.06.03.01	FINANCIAL INCOME	336,707	531,829	199,285	329,271
3.06.03.02	FINANCIAL EXPENSES	(695,075)	(942,383)	(285,985)	(667,535)
3.06.04	OTHER OPERATING INCOME	85,696	168,123	(110,900)	238,963
3.06.05	OTHER OPERATING EXPENSES	(99,404)	(210,568)	115,229	(228,675)
3.06.06	EQUITY GAIN (LOSS)	0	0	0	0
3.07	OPERATING INCOME	(196,636)	(96,013)	235,842	277,692
3.08	NON-OPERATING INCOME	(36,734)	(70,589)	(93,097)	(144,623)
3.08.01	REVENUES	8,661	25,022	9,567	16,102
3.08.02	EXPENSES	(45,395)	(95,611)	(102,664)	(160,725)
3.09	INCOME (LOSS) BEFORE TAXES AND INTERESTS	(233,370)	(166,602)	142,745	133,069
3.10	PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	25,773	5,702	(67,459)	(81,396)
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	INTERESTS/STATUTORY CONTRIBUTIONS	0	0	(16,809)	(29,679)
3.12.01	INTERESTS	0	0	(16,809)	(29,679)

07.01 - CONSOLIDATED STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 – 04/01/2005 TO 06/30/2005	4 - 01/01/2005 TO 06/30/2005	5 - 04/01/2004 TO 06/30/2004	6 - 01/01/2004 TO 06/30/2004
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON SHAREHOLDERS’ EQUITY	295.356	295.356	39	155.817
3.14	MINORITY INTERESTS	(18,714)	(20,323)	(7,449)	(52,396)
3.15	INCOME/LOSS FOR THE PERIOD	69,045	114,133	51,067	125,415
	NUMBER OF SHARES, EX-TREASURY (THOUSAND)	362,488,414	362,488,414	358,558,641	358,558,641
	EARNINGS PER SHARE	0.00019	0.00031	0.00014	0.00035
	LOSS PER SHARE

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

PERFORMANCE REPORT – 2nd QUARTER 2005

The performance report presents the consolidated figures of Brasil Telecom Participações S.A.
and its subsidiaries, as mentioned in Note 1 in these quarterly information.

OPERATING PERFORMANCE (Not revised by independent auditors)

Fixed Telephony

Plant

Operating Data	2Q05	1Q05	2Q05/1Q05
			(%)

Lines Installed (Thousand)	10,807	10,778	0.3
Additional Lines Installed (Thousand)	29	41	(30.2)

Lines In Service - LES (Thousand)	9,540	9,512	0.3
- Residential	6,299	6,380	(1.3)
- Non-Residential	1,449	1,440	0.6
- Public Telephones - TUP	296	296	(0.2)
- Prepaid	314	311	1.0
- Hybrid Terminals	557	465	19.6
- Other (Includes PABX)	625	620	0.9
Additional Lines In Service (Thousand)	28	9	201.2

Average Lines In Service - LMES (Thousand)	9,526	9,508	0.2

LES/100 Inhabitants	22.4	22,4	0.0
TUP/1,000 Inhabitants	6.9	7,0	(0.5)
TUP/100 Lines Installed	2.7	2,7	(0.4)

Utilization Rate (In Service/Installed)	88.3%	88.3%	0.0 p.p.

Digitalization Rate	99.6%	99.3%	0.3 p.p.

Fixed Plant	In the 2Q05, Brasil Telecom installed 28.7 thousand lines, ending the quarter with 10.8 million terminals.

The plant in service totaled 9.5 million lines in the 2Q05, result of a net addition of 27.7 thousand lines in the quarter. Following the segmentation strategy of the client base, with a view at improving profitability and preventing default, we continue to encourage migration of customers from economic plans to the hybrid plan, what caused a 19.6% increase in these terminals in the quarter.

Traffic

Operating Data	2Q05	1Q05	2Q05/1Q05
			(%)

Exceeding Local Pulses (Million)	2,473	2,305	7.3

Long Distance Minutes (Million)	1,339	1,334	0.4

Inter-network Minutes (Million)	1,122	1,089	3.0

Exceeding Pulses/LMES/Month	86.5	80.8	7.1
Long Distance Minutes/LMES/Month	46.9	46.8	0.2
Fixed-Mobile Minutes/LMES/Month	39.3	38.2	2.8

Exceeding Local	The recovery of local traffic was noticed in the 2Q05, which added up to 2.5 billion exceeding pulses, representing a 7.3% growth compared to 1Q05.
Pulses

Long-Distance Traffic	In the 2Q05, the LD traffic increased by 0.4% compared to the 1Q05, influenced mainly by the growth in the inter-regional long distance traffic.

LD Market Share

Brasil Telecom closes the 2Q05 well positioned in the long-distance market, having reached a 54.8% share in the inter-regional segment and a 31.2% share in the international segment (quarterly average). This result reflects the success of our marketing campaigns focused on Mother’s Day and Valentine’s Day and the Brasil Telecom brand in the Region.

 In the 2Q05, the quarterly average of Brasil Telecom’s LDN (domestic long-distance)market share increased by 1.2 p.p. in the intra-regional segment compared to the previous quarter, reaching 84.1%. Brasil Telecom reached a 91.4% market share in the intra-sector segment, representing a 0.4 p.p. increase compared to the previous quarter.

Inter-network Traffic
The inter-network traffic had a 3.0% increase compared to the 1Q05, due mainly to the increase of the mobile plant in the Region, which reached 22.9 million mobile accesses, surpassing by 9.5% the plant in the previous quarter.

Mobile Telephony

Operating Data			2Q05/1Q05
	2Q05	1Q05	(%)

Customers	1,345,155	1,003,658	34.0
Postpaid	356,574	322,486	10.6
Prepaid	988,581	681,172	45.1
Gross Additions	407,216	405,616	0.4
Postpaid	47,307	122,801	(61.5)
Prepaid	359,909	282,815	27.3
Cancellations	65,719	24,253	171.0
Postpaid	13,219	6,031	119.2
Prepaid	52,500	18,222	188.1
Annual Churn	22.4%	11.9%	10.5 p.p.
Postpaid	15.6%	11.9%	6.4 p.p.
Prepaid	25.5%	11.9%	11.9 p.p.
Market Share	6%	11.9%	1.1 p.p.
Assisted Locations	766	626	22.4
Base Stations (ERBs)	1,881	1,695	11.0
Commutation and Control Centers (CCCs)	6	6	0.0
Collaborators	937	918	2.1

Mobile Plant
Brasil Telecom GSM exceed all expectation by conquering, in less than nine months of operation, 1.35 million access in service. At the end of the 2Q05, Brasil Telecom GSM’s client portfolio was 34.0% higher than the one in the 1Q05.

Customer Base Mix
The mobile plant at the end of the 2Q05 was composed of 356.6 thousand postpaid plan subscribers, representing 26.5% of the customer base, above the market average. This share reflects the presence of the Brasil Telecom brand in the corporate segment and the perception on the account of customers of the convergence benefits.

Coverage	During the 2T05, Brasil Telecom GSM increased its coverage area to 766 locations, making the service available in 140 new places. Currently, the coverage reaches 85.3% of the population of the Region.

Our competitors are operating in the Region from 2 to 10 years, and it is important to point out that in some states our coverage is the same as our main competitor.

New Products and Services	During the 2T05, interoperability agreements were entered into with all the main mobile operators in Brazil for the exchange of SMS (short text messages), enabling the data revenue expansion.

Market Share	At the end of the 2Q05, Brasil Telecom GSM reached a 6% market share in its operating area.

DATA

Broad band

ADSL Accesses	The continues and aggressive growth in the data communication plant made the Company reach 747.4 thousand broad band accesses in service at the end of the 2Q05.

Internet Providers

BrTurbo	BrTurbo consolidated its position in the Region II, reaching 398.7 thousand customers at the end of the 2Q05, a 19.4% increase compared to the 1Q05.

iG and iBest
iG and iBest have been reaching positive results in their commercial strategy of offering higher value-added products. At the end of the 2Q05, iG and iBest counted on 206.9 thousand paid product customers, a 4.7% increase compared to the 2Q05. Besides, iG and iBest are jointly positioned as leaders in the dial-up market in the Regions I, II and III.

At the end of the 2Q05, Brasil Telecom’s internet providers counted on 537.4 thousand broad band customers.

FINANCIAL PERFORMANCE

Revenues

Local Service	The local service gross revenue, minus VC-1 revenue, reached R$ 1,226.8 million in the 2Q05, 2.6% higher than the one recorded in the 2Q05, reflecting basically the traffic recovery.

Activation fee gross revenue totaled R$ 7.1 million in the 2Q05, 7.8% lower than the one recorded in the 1Q05, due to the reduction in the number of lines in service in the  quarter. In the 2Q05, there were 373.4 thousand lines in service, against 378.5 thousand  in the 1Q05.

Basic signature gross revenue added up to R$ 866.3 million in the quarter, a 4.3% increase compared to the R$ 830.8 million recorded in the 1Q05.

Gross revenue from service measured totaled R$ 334.2 million in the 2Q05, a 1%     reduction compared to previous quarter. In spite of the traffic recovery in the quarter,  which increased by 7.3% compared to the 1Q05, the drop in revenue from service measured was influenced by the reclassification of R$ 22 million to the basic  subscription line.

Public Telephony
Public telephony revenue reached R$ 124.1 million in the 2Q05, surpassing by   42.7% the revenue obtained in the 1Q05. This variation is related to the interruption of   Brasil Virtual Cel, service in which calls originated from public phones destined for cell   phones were transported by the mobile network of Brasil Telecom GSM. Thus, in the   1Q05 the revenue of TUP calls to cell phones, at the amount of R$ 42.6 million, was   accounted as revenue of Brasil Telecom GSM and in the 2Q05 it was registered in   public telephony.

Long Distance
Gross revenue from LD calls, minus inter-network revenue, amounted to R$ 445.6 million in the 2Q05, representing a 3.6% increase compared to the previous quarter and a 6.5% growth compared to the 2Q04.

Inter-network
Gross revenue from inter-network calls reached R$ 866.7 million in the 2Q05, a 4.1% increase compared to the previous quarter, due to a 3.0% growth in the fixed- mobile traffic and to the 7.99% adjustment to the VC-1 fee, which was imposed as from June 12, 2005.

Interconnection	Interconnection gross revenue in the 2Q05 was R$ 175.3 million, a 6.5% increase compared to the previous quarter.

Data Communication
In the 2Q05, gross revenue from data communication and other services added up to R$ 451.6 million, a 7.4% increase compared to the previous quarter, pointing out the growth of network formation services (VPN, Vetor, Interlan) and the 19.5% expansion in ADSL accesses in service.

One year ago, data communication gross revenue represented 9.6% of the total revenue, while in the 2Q05 the segment started representing 12.4% of the total gross revenue.

Mobile Telephony
In the 2Q05, mobile telephony gross revenue totaled R$ 150.7 million, of which R$ 84.0 million referred to services and R$ 66.7 million to handset and accessory sales. The customer base mix quality (26.5% postpaid) made the revenue coming from franchisees represent 52.7% of Brasil Telecom GSM’s services revenue.

Fixed Telephony Average Revenue Per User - ARPU	Fixed telephony ARPU (net revenue/LMES/month) recorded in the 2Q05 was R$ 84.6, against R$ 83.2 in the 1Q05.

Mobile Telephony ARPU	Total mobile telephony ARPU recorded in the 2Q05 was R$ 27.5. ARPU referring to postpaid accesses was R$ 49.5 and ARPU related to prepaid accesses was R$ 18.5.

Costs and Expenses

Costs and Operating Expenses	Operating costs and expenses totaled R$ 2,361.2 million in the 2Q05, against R$ 2,294.8 million in the previous quarter.

Cash cost (operating costs and expenses excluding depreciation, amortization, provisions, losses and others) was R$ 1,476.6 million in the 2Q05, against R$ 1,362.1 million in the 1Q05, an increase of 8.4% regarding the previous quarter. The items that more influenced this performance were: subcontracted services (+9.4%) and materials (+51.6%).

Number of Employees	At the end of the 2Q05, 5,724 Employees worked in Brasil Telecom’s fixed telephony segment, against 5,690 in the previous quarter.

Brasil Telecom GSM ended the 2Q05 with 937 Employees, against 918 in the 1Q05.

Personnel	Personnel costs and expenses reached R$ 159.1 million, an increase of 3.9% compared to the previous quarter. Around R$ 16.4 million are equivalent to profit sharing.

Subcontracted services
Costs and expenses with subcontracted services, excluding interconnection and advertising & marketing, totaled R$ 538.5 million in the 2Q05, surpassing by 9.4% costs and expenses in the previous quarter. This variation is explained by:

• Telecommunications assets maintenance
• Call center
• Intermediation

Interconnection	Interconnection costs totaled R$ 600.7 million in the 2Q05, a 4.3% growth compared to the previous quarter due to (i) the 4.5% VU-M adjustment as from June 12, 2005, which resulted in agreements entered into between STFC and SMP providers for local calls from fixed phone to mobile phone, (ii) the 3.0% increase in the inter-network traffic and (iii) the interruption of Brasil Virtual Cel.

Advertising and	Advertising and marketing expenses totaled R$ 59.2 million in the 2Q05, a 4.6% reduction compared to the previous period.
Marketing

Accounts Receivable	The PCCR/ROB ratio in the 2Q05 was 2.3%, against 3.0% in the 1Q05. Accounts receivable losses totaled R$ 83.2 million in the 2Q05, a 20.7% reduction compared to the previous quarter.
Losses
(PCCR)/Operating
Gross Revenue (ROB)

Accounts Receivable	Deducting provision for doubtful accounts in the amount of R$ 266.8 million, Brasil Telecom’s net accounts receivable totaled R$ 2,250.2 million at the end of the 2Q05.

Provisions for Contingencies	In the 2Q05, provisions for contingencies totaled R$ 44.8 million, a R$ 5.1 million increase compared to the 2Q04.

Material
Material costs and expenses totaled R$ 119.2 million in the 2Q05, a 51.6% increase   compared to the previous quarter. This performance is mainly due to higher costs with   handsets and accessories in Brasil Telecom GSM, which amounted to R$ 86.9 million in   the 2Q05, against R$ 58.7 million in the previous quarter, in view of celebration dates,   when retailers try to maintain their inventories high.

EBITDA

EBITDA of R$ 827.6 million	Brasil Telecom’s consolidated EBITDA was R$ 827.6 million in the 2Q05, a 0.4% increase compared to the previous quarter.

Consolidated EBITDA Margin reached 32.8% in the 2Q05, mainly affected by higher interconnection costs and subsidies granted by Brasil Telecom GSM on Mother’s Day and Valentine’s Day, dates in which competitors adopted an aggressive policy in the sale of handsets.

Fixed telephony EBITDA Margin reached 40.2% in the 2Q05.

EBITDA/LMES/	In the 2Q05, EBITDA/LMES/month reached R$ 29.0, stable compared to the 1Q05.
month

Financial Result

Financial Result
In the 2Q05, Brasil Telecom Participações reported a negative consolidated net financial result of R$ 358.4 million, which included R$ 295.4 million of interest on shareholder’s equity. Excluding interest on shareholder’s equity, the financial result referring to the 2Q05 totaled expenses R$ 63.0 million, 20.8% higher than the one recorded in the 1Q05.

Non-operating Result

Amortization of
In the 2Q05, Brasil Telecom amortized R$ 31.0 million in reconstituted goodwill regarding the acquisition of CRT (with no impact on cash flow and dividends distribution), accounted for as non-operating expenses.

Reconstituted
Goodwill

Indebtedness

Total Debt	At the end of June 2005, Brasil Telecom’s consolidated total debt was of R$ 4,441.3 million, 2.7% lower than the amount reported at the end of March 2005.

Net Debt	The net debt totaled R$ 2,069.7 million, a 17.5% raise compared to march 2005, basically explained by the R$ 430.7 million reduction in the Company’s cash.

Long-term debt
In June 2005, 79.5% of the total debt was allocated in the long term, against 72.1% in June 2004, reflecting the success of the Company’s debt improvement strategy, which has the following amortization schedule:

Accumulated Cost of	Brasil Telecom’s consolidated debt had an accumulated cost of 10.5% p.a. in 2005, or 57.6% of CDI.
Debt

Financial Leverage	As of June 30, 2005, Brasil Telecom’s financial leverage, represented by the ratio of its net debt to shareholders’ equity, was equal to 36.1%, against 28.5% in March 2005.

Investments

	R$ Million

Investments in Permanent Assets	2Q05	1Q05	2Q05/1Q05
			(%)

Network Expansion	195.3	65.0	200.5
- Conventional Telephony	81.0	16.5	390.6
- Transmission Backbone	15.8	3.9	307.5
- Data Network	88.9	42.0	111.3
- Intelligent Network	4.7	0.4	1.155.1
- Network Management Systems	1.6	-	N.A.
- Other Investments in Network Expansion	3.3	2.2	52.4
Network Operation	58.1	58.3	(0.3)
Public Telephony	0.7	1.2	(43.7)
Information Technology	37.9	19.7	92.7
Expansion Personnel	21.6	21.0	2.9
Others	37.3	26.6	40.4

Subtotal	350.9	191.8	83.0

Expansion Financial Expenses	1.7	4.6	(63.1).

Total - fixed telephony	352.6	196.4	79.6

	R$ Million

BrT Celular	87.4	85.9	1.7

Total - mobile telephony	87.4	85.9	1.7

Total Investment	440.0	282.3	55.9

Investments in Permanent Assets	Brasil Telecom investments totaled R$ 440.0 million in the 2Q05. Investments in fixed telephony was R$ 352.6 million, while R$ 87.4 million were invested in mobile telephony.

-.-.-.-.-.-.-.-.-.-.-.-.-.-

09.01 - INVESTMENTS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/ASSOCIATED COMPANIES	3 - CNPJ - TAXPAYER REGISTER	4 - CLASSIFICATION	5 - OWNERSHIP% IN SUBSIDIARY’S	6 - SHAREHOLDER’S EQUITY % IN PARENT COMPANY
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES IN CURRENT QUARTER (THOUSAND)		9 - NUMBER OF SHARES IN PRIOR QUARTER (THOUSAND)

01	BRASIL TELECOM S.A.	76.535.764/0001-43	SUBSIDIARY PUBLICLY HELD COMPANY	67.19	72.98
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS		363,961,565		359,793,799

02	NOVA TARRAFA PARTICIPAÇÕES LTDA.	03.001.341/0001-70	SUBSIDIARY NON-PUBLICLY HELD COMPANY	99.99	0.62
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS			32,625	32,625

03	NOVA TARRAFA INC.	. . / -	SUBSIDIARY NON-PUBLICLY HELD COMPANY	100.00	0.04
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS		1		1

16.01 - OTHER INFORMATION WHICH THE COMPANY UNDERSTANDS RELEVANT

In compliance with the Corporate Governance Differentiated Practices Rules, the Company discloses the additional information below, related to its shareholders’ compositions:

1. OUTSTANDING SHARES
As of 06/30/2005	In units of shares
Shareholder	Common Shares	%	Preferred Shares	%	Total	%
Direct and Indirect - Parent	81,145,572,182	60.54	16,932,383,489	7.36	98,077,955,671	26.95
Management
Board of Directors	35,265	0.00	52,577	0.00	87,842	0.00
Directors	5,513	0.00	2,030,663	0.00	2,036,176	0.00
Fiscal Board	13,694	0.00	13,696	0.00	27,390	0.00
Treasury Stock	1,480,800,000	1.11	-	-	1,480,800,000	0.41
Other Shareholders	51,405,261,549	38.35	213,003,045,259	92.64	264,408,306,808	72.64
Total	134,031,688,203	100.00	229,937,525,684	100.00	363,969,213,887	100.00
Outstanding Shares in the Market	51,405,316,021	38.35	213,005,142,195	92.64	264,410,458,216	72.65

As of 07/05/2004 (1)	In units of shares
Shareholder	Common Shares	%	Preferred Shares	%	Total	%
Direct and Indirect - Parent	83,457,846,421	62.27	13,287,866,608	5.88	96,745,713,029	26.87
Management
Board of Directors	35,265	0.00	52,566	0.00	87,831	0.00
Directors	5,513	0.00	2,030,663	0.00	2,036,176	0.00
Fiscal Board	8,926	0.00	8,930	0.00	17,856	0.00
Treasury Stock	1,480,800,000	1.10	-	-	1,480,800,000	0.41
Other Shareholders	49,092,992,078	36.63	212,717,794,213	94.12	261,810,786,291	72.72
Total	134,031,688,203	100.00	226,007,752,980	100.00	360,039,441,183	100.00
Outstanding Shares in the Market	49,093,041,782	36.63	212,719,886,372	94.12	261,812,928,154	72.72
(1) Information not reviewed by independent auditors.

2. SHAREHOLDERS HOLDING MORE THAN 5% OF THE VOTING CAPITAL (AS OF 06/30/2005)

The shareholders, who directly on indirectly, hold more than 5% of the voting capital of the Company, are as follows:

In thousands of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred Shares	%	Total shares	%
Solpart Participações S.A.	02.607.736-0001/58	Brazilian	68,356,161	51.00	0	0.00	68,356,161	18.78
Previ	33.754.482-0001/24	Brazilian	6,895,682	5.14	7,840,963	3.41	14,736,645	4.05
Treasury Stock	-	-	1,480,800	1.10	-	-	1,480,800	0.41
Other	-	-	57,299,045	42.76	222,096,563	96.59	279,395,608	76.76
Total	-	-	134,031,688	100.00	229,937,526	100.00	363,969,214	100.00

Distribution of the Capital from Parent to Individual Level

Solpart Participações S.A.	In units of share
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred Shares	%	Total shares	%
Timepart Participações Ltda.	02.338.536-0001/47	Brazilian	509,991	0.02	-	-	509,991	0.02
Techold Participações S.A.	02.605.028-0001/88	Brazilian	1,318,229,988	61.98	-	-	1,318,229,988	61.98
Telecom Italia International N.V.	-	Italian	808,259,998	38.00	-	-	808,259,998	38.00
Other	-	-	23	0.00	-	-	23	0.00
Total	-	-	2,127,000,000	100.00	-	-	2,127,000,000	100.00

Timepart Participações Ltda.	In units of quotas
Name	General Taxpayers’ Register	Citizenship	Quotas	%
Privtel Investimentos S.A.	02.620.949-0001/10	Brazilian	208,830	33.10
Teleunion S.A.	02.605.026-0001/99	Brazilian	213,340	33.80
Telecom Holding S.A.	02.621.133-0001/00	Brazilian	208,830	33.10
Total	-	-	631,000	100.00

Privtel Investimentos S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred Shares	%	Total shares	%
Eduardo Cintra Santos	064.858.395-34	Brazilian	19,998	99.99	-	-	19,998	99.99
Other	-	-	2	0.01	-	-	2	0.01
Total	-	-	20,000	100.00	-	-	20,000	100.00

Teleunion S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred Shares	%	Total shares	%
Luiz Raymundo Tourinho Dantas (estate)	000.479.025-15	Brazilian	19,998	99.99	-	-	19,998	99.99
Other	-	-	2	0.01	-	-	2	0.01
Total	-	-	20,000	100.00	-	-	20,000	100.00

Telecom Holding S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred Shares	%	Total shares	%
Woog Family Limited Partnership	-	American	19,997	99.98	-	-	19,997	99,98
Other	-	-	3	0.02	-	-	3	0.02
Total	-	-	20,000	100.00	-	-	20,000	100.00

Techold Participações S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred Shares	%	Total shares	%
Invitel S.A.	02.465.782-0001/60	Brazilian	1,050,065,875	100.00	341,898,149	100.00	1,391,964,024	100.00
Other	-	-	3	0.00	-	-	3	0.00
Total	-	-	1,050,065,878	100.00	341,898,149	100.00	1,391,964,027	100.00

Invitel S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred Shares	%	Total shares	%
Fundação 14 de Previdência Privada	00.493.916-0001/20	Brazilian	92,713,711	6.66	-	-	92,713,711	6.66
Telos - Fund. Embratel de Segurid.	42.465.310-0001/21	Brazilian	33,106,348	2.38	-	-	33,106,348	2.38
Funcef - Fund. dos Economiários	00.436.923-0001/90	Brazilian	531,262	0.04	-	-	531,262	0.04
Petros - Fund. Petrobrás Segurid.	34.053.942-0001/50	Brazilian	52,408,792	3.77	-	-	52,408,792	3.77
Previ - Caixa Prev. Func. B. Brasil	33.754.482-0001/24	Brazilian	268,029,485	19.27	-	-	268,029,485	19.27
Opportunity Zain S.A.	02.363.918-0001/20	Brazilian	943,531,894	67.82	-	-	943,531,894	67.82
Citigroup Venture Capital International		Cayman
Brazil LP	-	Islands	284,043	0.02	-	-	284,043	0.02
Investidores Institucionais FIA	01.909.558-0001/57	Brazilian	393,670	0.02	-	-	393,670	0.02
Opportunity Fund	-	Virgin Islands	69,587	0.01	-	-	69,587	0.01
Opportunity Investimentos Ltda.	03.605.085-0001/20	Brazilian	14	0.00	-	-	14	0.00
Priv FIA	02.559.662-0001/21	Brazilian	35,417	0.005	-	-	35,417	0.005
Tele FIA	02.597.072-0001/93	Brazilian	35,417	0.005	-	-	35,417	0.005
Verônica Valente Dantas	262.853.205-00	Brazilian	1	0.00	-		1	0.00
Maria Amália Delfim de Melo Coutrim	654.298.507-72	Brazilian	1	0.00	-	-	1	0.00
Lenin Florentino de Faria	203.561.374-49	Brazilian	3	0.00	-	-	3	0.00
Fabio de Oliveira Moser	777.109.677-87	Brazilian	1	0.00	-	-	1	0.00
Total	-	-	1,391,139,646	100.00	-	-	1,391,139,646	100.00

Opportunity Zain S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred Shares	%	Total shares	%
Investidores Institucionais FIA	01.909.558-0001/57	Brazilian	506,011,807	45.45	-	-	506,011,807	45.45
Citigroup Venture Capital International Brazil LP	-	Cayman Islands	468,734,558	42.10	-	-	468,734,558	42.10
Opportunity Fund	-	Virgin Islands	108,497,504	9.75	-	-	108,497,504	9.75
Priv FIA	02.559.662-0001/21	Brazilian	26,562,425	2.39	-	-	26,562,425	2.39
Opportunity Lógica Rio Consultoria e Participações Ltda	01.909.405-0001/00	Brazilian	3,475,631	0.31	-	-	3,475,631	0.31
Tele FIA	02.597.072-0001/93	Brazilian	9,065	0.00	-	-	9,065	0.00
Opportunity Equity Partners Administradora de Recursos Ltda.	01.909.405-0001/00	Brazilian	2	0.00	-	-	2	0.00
Opportunity Investimentos Ltda.	03.605.085-0001/20	Brazilian	15	0.00	-	-	15	0.00
Verônica Valente Dantas	262.853.205-00	Brazilian	603	0.00	-	-	603	0.00
Maria Amália Delfim de Melo Coutrim	654.298.507-72	Brazilian	90	0.00	-	-	90	0.00
Danielle Silbergleid Ninio	016.744.087-06	Brazilian	2	0.00	-	-	2	0.00
Daniel Valente Dantas	063.917.105-20	Brazilian	2	0.00	-	-	2	0.00
Eduardo Penido Monteiro	094.323.965-68	Brazilian	431	0.00	-	-	431	0.00
Ricardo Wiering de Barros	806.663.027-15	Brazilian	2	0.00	-	-	2	0.00
Pedro Paulo Elejalde de Campos	264.776.450-68	Brazilian	2	0.00	-	-	2	0.00
Renato Carvalho do Nascimento	633.578.366-53	Brazilian	2	0.00	-	-	2	0.00
Sergio Spinelli	111.888.088-93	Brazilian	1	0.00	-		1	0.00
Kevin Michael Altit	842.326.847-00	Brazilian	1	0.00	-	-	1	0.00
Total	-	-	1,113,292,143	100.00	-	-	1,113,292,143	100.00

-.-.-.-.-.-.-.-.-.-.-.-.-.-

17.01 – REPORT OF INDEPENDENT ACCOUNTANTS ON SPECIAL REVIEW

(A translation of the original report in Portuguese as filed with the Brazilian Securities Commission - CVM containing quarterly financial information prepared in accordance with accounting practices adopted in Brazil and the regulations issued by the CVM)

The Shareholders and Board of Directors
Brasil Telecom Participações S.A.
Brasília - DF

We have reviewed the quarterly financial information of Brasil Telecom Participações S.A. for the quarter ended on June 30, 2005, comprising the balance sheet and the consolidated balance sheet of the Company and its subsidiaries, the statement of income and the consolidated statement of income, the management report and other relevant information, prepared in accordance with accounting practices adopted in Brazil.

Our review was performed in accordance with auditing standards established by the Brazilian Institute of Independent Auditors - IBRACON and the Federal Council of Accountancy, which comprised mainly: (a) inquiries and discussion with management responsible for the accounting, financial and operational areas of the Company and its subsidiaries regarding the criteria adopted in the preparation of the quarterly information; and (b) review of post-balance sheet information and events, which may have a material effect on the financial and operational position of the Company and its subsidiaries.

Based on our special review, we are not aware of any material changes that should be made to the aforementioned quarterly information for it to be in accordance with accounting practices adopted in Brazil and the regulations issued by the CVM, specifically applicable to mandatory quarterly financial information.

Our special review was performed for the purpose of issuing a special review report on the mandatory quarterly financial information. The statement of cash flow represents supplementary information to those statements and is presented to provide additional analysis. This supplementary information was submitted to the same review procedures applied to the quarterly financial information, and, based on our special review, is adequately presented in all material respects, in relation to the quarterly financial information taken as a whole.

As disclosed in the Note 5(h), on April 28, 2005, an agreement foreseeing the merger of the indirect subsidiary 14 Brasil Telecom Celular S.A. into Tim Brasil Serviços e Participações S.A was entered into. This agreement has been the purpose of various judicial injunctions and, at this moment, it is not possible to forecast possible effects in the financial statements of the Company and its subsidiaries, resulting from the completion of this agreement.

July 29, 2005

KPMG Auditores Independentes
CRC-SP-14.428/O -6-F-DF

Manuel Fernandes Rodrigues de Sousa
Accountant CRC-RJ-052.428/O -“S”-DF

INDEX

ANNEX	FRAME	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	ADDRESS OF COMPANY HEADQUARTERS	1
01	03	INVESTOR RELATIONS DIRECTOR - (Address for correspondence to Company)	1
01	04	REFERENCE/INDEPENDENT ACCOUNTANT	1
01	05	COMPOSITION OF ISSUED CAPITAL	2
01	06	COMPANY’S CHARACTERISTICS	2
01	07	SUBSIDIARIES EXCLUDED FROM THE CONSOLIDATED STATEMENT	2
01	08	DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER	2
01	09	ISSUED CAPITAL AND CHANGES IN CURRENT YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET - ASSETS	4
02	02	BALANCE SHEET - LIABILITIES	5
03	01	STATEMENT OF INCOME	7
04	01	NOTES TO THE FINANCIAL STATEMENTS	9
05	01	COMMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER	62
06	01	CONSOLIDATED BALANCE SHEET - ASSETS	63
06	02	CONSOLIDATED BALANCE SHEET - LIABILITIES	64
07	01	CONSOLIDATED STATEMENT OF INCOME	66
08	01	COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER	68
09	01	INVESTMENTS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES	76
16	01	OTHER INFORMATION WHICH THE COMPANY UNDERSTANDS RELEVANT	77
17	01	REPORT OF INDEPENDENT ACCOUNTANTS ON SPECIAL REVIEW	80
		BRASIL TELECOM S.A.
		NOVA TARRAFA PARTICIPAÇÕES LTDA.
		NOVA TARRAFA INC.	/80

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 07, 2005

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer